B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended June 30, 2024

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 8, 2024 and contains certain "forward-looking information" and “forward-looking statements” under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Cautionary Statement on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and six months ended June 30, 2024 and the annual consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2023. The unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IAS 34"). The unaudited condensed interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis. Production from the La Libertad, El Limon and Pan mines owned by Calibre Mining Corp. ("Calibre") is presented on an approximate 24% basis until January 24, 2024 and 14% subsequently until June 20, 2024 (second quarter of 2023 - 24%), representing the Company’s indirect ownership interest in Calibre's operations through its equity investment in Calibre. On June 20, 2024, the Company sold 79 million common shares of Calibre reducing its ownership interest to approximately 4% resulting in the Company determining that it no longer has significant influence over Calibre. As a result, subsequent to June 20, 2024, the Company no longer records attributable production representing the Company’s indirect ownership interest in the mines owned by Calibre through an equity investment.

Additional information related to B2Gold, including our Annual Information Form, is available on the Company's website www.b2gold.com and on SEDAR+ at www.sedarplus.ca.

OVERVIEW
B2Gold is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia, and a fourth mine under construction in Canada, the Goose Project. The Company holds an approximately 28% interest in Versamet Royalties Corporation ("Versamet") and an approximately 25% interest in BeMetals Corp. ("BeMetals"). In addition, the Company has a portfolio of exploration and development projects in a number of countries including Mali, Finland and Colombia.
Summary
Consolidated gold revenue for the second quarter of 2024 was $493 million on sales of 210,228 ounces at an average price of $2,343 per ounce compared to $471 million on sales of 239,100 ounces at an average price of $1,969 per ounce in the second quarter of 2023. The increase in gold revenue of 5% ($22 million) was attributable to a 19% increase in average realized gold price partially offset by a 12% decrease in gold ounces sold. Consolidated gold revenue for the first half of 2024 was $954 million on sales of 433,206 ounces at an average price of $2,202 per ounce compared to $944 million on sales of 488,250 ounces at an average price of $1,934 per ounce in the first half of 2023. The increase in gold revenue of 1% ($10 million) was attributable to a 14% increase in average realized gold price partially offset by 11% decrease in gold ounces sold.
For the second quarter of 2024, total gold production was 212,508 ounces (including 8,267 ounces of attributable production from Calibre), 4% (9,493 ounces) lower than budget, and lower than the second quarter of 2023 by 19% (50,193 ounces). Consolidated gold production from the Company’s three operating mines was 204,241 ounces in the second quarter of 2024, 3% (6,979 ounces) lower than budget, and 17% (41,720 ounces) lower compared to the second quarter of 2023. For the second quarter of 2024, production from the Masbate and Otjikoto mines was 2% (914 ounces) and 4% (1,643 ounces) higher than budget, respectively, while the Fekola Mine production was 8% (9,536 ounces) lower than budget as a result of equipment availability issues (refer to "Review of Mining Operations and Development Projects" section below). In the second quarter of 2024, the Otjikoto Mine produced 9% (4,087 ounces) more ounces than the second quarter of 2023, while the Fekola and Masbate mines produced 27% (40,844 ounces) and 10% (4,963 ounces) less ounces, respectively, compared to the second quarter of 2023. For the first half of 2024, total gold production was 438,224 ounces (including 19,644 ounces of attributable production from Calibre), 1% (5,271 ounces) lower than budget, and 17% (91,333 ounces) lower compared to the first half of 2023. Consolidated gold production from the Company’s three operating mines was 418,580 ounces in the first half of 2024, 1% (3,353 ounces) lower than budget and 16% (78,100 ounces) lower compared to the first half of 2023. For the first half of 2024, production from the Masbate and Otjikoto mines was 3% (3,141 ounces) and 4% (3,559 ounces) higher than budget, respectively, while the Fekola Mine production was 4% (10,053 ounces) lower than budget. In the first half of 2024, the Otjikoto Mine produced 13% (11,012 ounces) more ounces than the first half of 2023, while the Fekola and Masbate mines produced 28% (87,567 ounces) and 2% (1,545 ounces) less ounces, respectively, compared to the first half of 2023.
For the second quarter of 2024, consolidated cash operating costs1 were $808 per gold ounce produced ($720 per gold ounce sold), $57 (7%) lower than budget and $201 (33%) per gold ounce produced higher than the second quarter of 2023. Including estimated attributable results for Calibre, cash operating costs for the second quarter of 2024 were $839 per gold ounce produced ($753 per gold ounce sold), $35 (4%) lower than budget and $203 (32%) per gold ounce produced higher than the second quarter of 2023. For the first half of 2024, consolidated cash operating costs were $762 per gold ounce produced ($711 per gold ounce sold), $74 (9%) lower than budget and $171 (29%) per gold ounce produced higher than the first half of 2023. Including estimated attributable results for Calibre, cash operating costs for the first half of 2024 were $785 per gold ounce produced ($736 per gold ounce sold), $61 (7%) lower than budget and $167 (27%) per gold ounce produced higher than the first half of 2023. Cash operating costs per ounce produced for the second quarter of 2024 and first half of 2024 were lower than budget largely as a result of lower than budgeted fuel costs, lower tonnage mined at the Fekola Mine due to equipment availability and lower deferred stripping and underground development costs at the Otjikoto Mine. Compared to the second quarter of 2023 and the first half of 2023, cash operating costs per ounce produced for the second quarter of 2024 and first half of 2024 were higher mainly due to higher ounces produced in the second quarter and first half of 2023.

1 “Cash operating costs” a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

Consolidated all-in sustaining costs2 for the second quarter of 2024 were $1,244 per gold ounce sold compared to budget of $1,412 per gold ounce sold and $1,210 per gold ounce sold for the second quarter of 2023. Including estimated attributable results for Calibre, all-in sustaining costs for the second quarter of 2024 were $1,267 per gold ounce sold compared to budget of $1,408 per gold ounce sold and $1,214 per gold ounce sold for the second quarter of 2023. All-in sustaining costs for the second quarter of 2024 were $141 (10%) per gold ounce sold lower than budgeted due to lower than budgeted production costs per gold ounce sold and lower than budgeted sustaining capital expenditures, partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures were mainly a result of timing of expenditures and are expected to be incurred later in 2024. Consolidated all-in sustaining costs for the first half of 2024 were $1,296 per gold ounce sold compared to budget of $1,472 per gold ounce sold and $1,128 per gold ounce sold for the first half of 2023. Including estimated attributable results for Calibre, all-in sustaining costs for the first half of 2024 were $1,308 per gold ounce sold compared to budget of $1,465 per gold ounce sold and $1,135 per gold ounce sold for the first half of 2023. Consolidated all-in sustaining costs for the first half of 2024 were $157 (11%) per gold ounce sold lower than budgeted due to lower than budgeted production costs per gold ounce sold, higher gold ounces sold and lower than budgeted sustaining capital expenditures, partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures were mainly a result of timing of expenditures and are expected to be incurred later in 2024.

Total gold production for 2024 is expected to be impacted by the delay in mining higher grade material from Phase 7 of the Fekola pit due to equipment availability issues. In addition, following the sale of a portion of the Company's equity interest in Calibre in June 2024, the Company will stop reporting its share of attributable Calibre production going forward. In 2024, B2Gold now expects total gold production to be between 800,000 and 870,000 ounces (including 20,000 ounces of attributable production from Calibre) (original guidance range of between 860,000 and 940,000 ounces). The expected decrease in gold production relative to 2023 was also attributable to lower production at the Fekola Complex as a result of the delay in receiving an exploitation license for Fekola Regional from the Government of Mali, delaying the 80,000 to 100,000 ounces that were scheduled in the life of mine plan to be trucked to the Fekola mill and processed in 2024 but now expected to commence in 2025. The Company’s total consolidated cash operating costs for the year (including estimated attributable results for Calibre) are forecast to be between $835 and $895 per ounce and total consolidated all-in sustaining costs (including estimated attributable results for Calibre) are now forecast to be between $1,420 and $1,480 per ounce (original guidance range of between $1,360 and $1,420 per ounce). The anticipated increase in the Company's consolidated cash operating costs per ounce for 2024 reflects the processing of lower-grade ore at Fekola in 2024. The total consolidated all-in sustaining costs per ounce for 2024 reflect the final full year of spending on both the new Fekola Tailings Storage Facility ("TSF") and the Fekola solar plant expansion, in addition to the ongoing substantial capitalized stripping campaign planned at Fekola for 2024.

For the second quarter of 2024, the Company generated a net loss of $35 million compared to a net income of $92 million in the second quarter of 2023, including a net loss attributable to the shareholders of the Company of $24 million (net loss attributable to shareholders of the Company of $0.02 per share) in the second quarter of 2024 compared to a net income attributable to the shareholders of the Company of $80 million ($0.06 per share) in the second quarter of 2023. Adjusted net income attributable to the shareholders of the Company3 for the second quarter of 2024 was $78 million ($0.06 per share) compared to adjusted net income of $86 million ($0.07 per share) in the second quarter of 2023. For the first half of 2024, the Company generated net income of $14 million compared to a net income of $194 million in the first half of 2023, including net income attributable to the shareholders of the Company of $16 million ($0.01 per share) in the first half of 2024 compared to $166 million ($0.14 per share) in the first half of 2023. Adjusted net income attributable to the shareholders of the Company for the first half of 2024 was $160 million ($0.12 per share) compared to adjusted net income attributable to the shareholders of the Company of $192 million ($0.16 per share) in the first half of 2023.

Cash flow provided by operating activities was $62 million in the second quarter of 2024 compared to $195 million in the second quarter of 2023, a decrease of $133 million due mainly to higher working capital outflows, higher long-term value added tax receivables outflows and higher long-term inventory outflows, partially offset by higher revenues. Cash income and withholding tax payments in the second quarter of 2024 totalled $133 million (second quarter of 2023 - $59 million), including approximately $82 million related to 2023 outstanding tax liability obligations. Cash flow provided by operating activities was $773 million in the first half of 2024 compared to $399 million in the first half of 2023, an increase of $374 million due mainly to $500 million of proceeds received from the Gold Prepay in January 2024, higher revenues, partially offset by higher production costs, higher working capital outflows and higher long-term inventory outflows. Cash income and withholding tax payments in the first half of 2024 totalled $172 million (first half of 2023 - $90 million), including approximately $88 million related to 2023 outstanding tax liability obligations. Based on actual results for the first quarter of 2024 and revised forecast assumptions, including an average forecast gold price of $2,150 per ounce for the balance of 2024 (previously $2,000 per ounce), the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2024 of approximately $289 million (previous estimate was $270 million).

2 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
3 Adjusted net income attributable to shareholders of the Company” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

B2Gold continues to maintain a strong financial position and liquidity. At June 30, 2024, the Company had cash and cash equivalents of $467 million (December 31, 2023 - $307 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $600 million (December 31, 2023 - $397 million). At June 30, 2024, the full amount of the Company's $700 million revolving credit facility ("RCF") was undrawn and available.

In January 2024, to further enhance the financial flexibility of the Company and provide additional cash liquidity as the Company continues to fund sustaining, development and growth projects across the operating portfolio, and increase financial capacity for potential growth projects in Namibia and Colombia, B2Gold entered into a series of prepaid gold sales (the "Gold Prepay") with a number of its existing RCF syndicate lenders. The Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,768 ounces, representing approximately 12% of expected annual gold production in each of 2025 and 2026 (subject to finalization of production guidance for 2025 and 2026). Gold deliveries can be from production from any of the Company’s operating mines and the Gold Prepay can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces. The Gold Prepay was executed by Bank of Montreal, Canadian Imperial Bank of Commerce, ING Capital Markets LLC, and National Bank of Canada.

In the first half of 2024, B2Gold’s Board of Directors ("Board") declared two quarterly cash dividends for the first and second quarters of 2024 of $0.04 per common share each (or an expected $0.16 per share on an annualized basis). The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

On January 31, 2024, the Company announced positive exploration drilling results from the Antelope deposit at the Otjikoto Mine. The Antelope deposit, which comprises the Springbok Zone, the Oryx Zone, and a possible third structure, Impala, subject to further confirmatory drilling, is located approximately 3 kilometres ("km") south of the Otjikoto open pit. On June 20, 2024, the Company announced an initial Inferred Mineral Resource estimate for the Springbok Zone, the southernmost shoot of the recently discovered Antelope deposit. Over 36,000 metres have been drilled into the Springbok Zone to date, with 33 holes totaling 16,950 metres completed in 2024, to establish the 50 x 50 metre spacing that informs this initial Inferred Mineral Resource estimate. Recent drilling at the Springbok Zone remains open southward, indicating additional exploration potential beyond the currently defined resource. The Company determined that the initial Inferred Mineral Resource estimate of 1.75 million tonnes grading 6.91 grams per tonne ("g/t") gold for a total of 390,000 ounces of gold ounces was sufficient to initiate a preliminary economic assessment ("PEA") on development of the deposit by underground mining methods, similar to the Wolfshag deposit. Subject to receipt of a positive PEA and permit, mining of the Springbok Zone, coupled with the exploration potential of the greater Antelope deposit, could begin to contribute to gold production at Otjikoto in 2026. The Antelope deposit has the potential to be developed as an underground mining operation, which could complement the expected processing of low grade stockpiles at the Otjikoto mill from 2026 to 2031. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no guarantee that all or any part of the Mineral Resource will be converted into a Mineral Reserve. Inferred Resources are considered too geologically speculative to have mining and economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

B2Gold has successfully completed the 2024 winter ice road ("WIR") campaign and has delivered all necessary material from the Marine Laydown Area ("MLA") to complete the construction of the Goose Project in the second quarter of 2025. As announced in May 2024, development of the open pit and underground was slightly behind schedule due to equipment availability (commissioning and availability of the open pit equipment), adverse weather conditions and prioritizing of critical path construction activities. The current schedule indicates that an additional three months of mining must be added to the schedule to ensure that the Umwelt open pit, underground development, and crown pillar activities align and that there is sufficient tailings storage capacity in the Echo open pit. With the schedule change, as announced in May 2024, the mill is now scheduled to start wet commissioning in the second quarter of 2025 with ramp up to full production in the third quarter of 2025 (one quarter later than previous estimates). This does not impact the other facets of the project and staffing tables have been adjusted to ensure that capital is conserved. With the updated schedule, the Company estimates that gold production in calendar year 2025 will be between 120,000 ounces and 150,000 ounces (previously estimated to be between 220,000 ounces and 260,000 ounces). Importantly, the updated mining schedule does not impact the total number of gold ounces the Company expects to produce over the life of mine of the Goose Project. The updated production profile has resulted in the Company now estimating that average annual gold production from 2026 to 2030 will increase to be in excess of 310,000 ounces per year (previously estimated at 300,000 ounces per year). All planned construction for the first half of 2024 that is necessary to produce gold by the end of the second quarter of 2025 has been completed and the project development remains on schedule. Development of the open pit and underground remain on the critical path to ensure that adequate material is available for start up and that Echo Pit is available for tailings placement. The open pit started slowly but has shown good progress in the second quarter of 2024 and is meeting production targets and is anticipated to be ready to receive tailings when the mill starts. The underground mine is tracking slightly behind budget but remains on schedule overall for commencement of production by the end of the second quarter of 2025. B2Gold is currently reviewing final options for mining of crown pillar and maximizing volumes of Echo Pit.

On June 5, 2024, the Company entered into a purchase and sale agreement (the “Agreement”) to sell a portfolio of 10 precious and base metals royalties (the “Royalties”) to Sandbox Royalties Corp. (“Sandbox”), which has subsequently changed its name to Versamet Royalty Corporation ("Versamet"), a private, returns-focused metals royalty company (the “Transaction”). Under the terms of the Agreement, Versamet will acquire ownership of the Royalties and as consideration will issue 153.2 million common shares to B2Gold at a price of C$0.80 per share, representing an equity ownership interest in Versamet of 33.0% valued at approximately $90 million. The Royalties are comprised of the following:

•2.7% net smelter return (“NSR”) royalty on the Kiaka Gold Project, owned by West African Resources Ltd.;
•2.7% NSR royalty on the Toega Gold Deposit, owned by West African Resources Ltd.;
•2.0% NSR royalty on the Mocoa Project, owned by Libero Copper & Gold Corp.;
•1.5% NSR royalty on the Primavera Project, owned by Calibre Mining Corp.; and
•Five additional exploration stage royalties.

The closing of the first phase of the Transaction occurred on June 5, 2024, and included the royalties on the Kiaka Gold Project, the Toega Gold Deposit, the Primavera Project, and two exploration stage royalties. In connection with the first phase closing, B2Gold received 122 million shares of Versamet. The remaining royalties are subject to various right of first refusal or right of first offer provisions, which are expected to lapse or be exercised within 60 days of the closing of the first phase, at which time the closing of the second phase of the Transaction is expected to occur.

On June 18, 2024, the Company announced the results a positive PEA prepared in accordance with National Instrument 43-101 (“NI 43-101”) on its 100% owned Gramalote gold project located in the Department of Antioquia, Colombia (the “Gramalote Project”). B2Gold has commenced feasibility work with the goal of completing a feasibility study by mid-2025 and a $10 million budget has been approved by the Board.

On June 20, 2024, the Company completed the sale of an aggregate 79,000,000 common shares of Calibre in the ordinary course for investment purposes by way of a block trade (the “Transaction”) for aggregate gross proceeds of $100 million (C$139 million). Immediately prior to the Transaction, B2Gold owned 110,950,333 common shares of Calibre representing approximately 14.1% of Calibre. As a result of the Transaction, B2Gold’s ownership has decreased to approximately 4.4% and no longer has the right to a seat on the Board of Directors of Calibre. The Company has determined that it no longer has significant influence over Calibre and stopped equity accounting for Calibre June 20, 2024. B2Gold’s decision to dispose of the common shares of Calibre pursuant to the Transaction was made as a result of investment considerations including price, market conditions, capital allocation priorities, and corporate strategy. B2Gold remains a supportive shareholder of Calibre and does not currently plan to make any additional changes to its interest.

REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023

Gold revenue ($ in thousands)	492,569	470,854	954,013	944,410
Net (loss) income ($ in thousands)	(34,777)	91,850	13,704	193,754
(Loss) earnings per share – basic(1) ($/ share)	(0.02)	0.06	0.01	0.14
(Loss) earnings per share – diluted(1) ($/ share)	(0.02)	0.06	0.01	0.14
Cash provided by operating activities ($ thousands)	62,432	194,983	773,159	398,806
Average realized gold price ($/ ounce)	2,343	1,969	2,202	1,934
Adjusted net income(1)(2) ($ in thousands)	78,449	85,804	159,952	191,666
Adjusted earnings per share(1)(2) – basic ($)	0.06	0.07	0.12	0.16
Consolidated operations results:
Gold sold (ounces)	210,228	239,100	433,206	488,250
Gold produced (ounces)	204,241	245,961	418,580	496,680
Production costs ($ in thousands)	151,299	152,762	308,044	280,366
Cash operating costs(2) ($/ gold ounce sold)	720	639	711	574
Cash operating costs(2) ($/ gold ounce produced)	808	607	762	591
Total cash costs(2) ($/ gold ounce sold)	877	777	857	714
All-in sustaining costs(2) ($/ gold ounce sold)	1,244	1,210	1,296	1,128
Operations results including equity investment in Calibre:
Gold sold (ounces)	218,495	255,897	452,850	521,189
Gold produced (ounces)	212,508	262,701	438,224	529,557
Production costs ($ in thousands)	164,520	170,577	333,170	313,946
Cash operating costs(2) ($/ gold ounce sold)	753	667	736	602
Cash operating costs(2) ($/ gold ounce produced)	839	636	785	618
Total cash costs(2) ($/ gold ounce sold)	908	800	879	738
All-in sustaining costs(2) ($/ gold ounce sold)	1,267	1,214	1,308	1,135
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
Second quarter 2024 and 2023
Revenue
Consolidated gold revenue for the second quarter of 2024 was $493 million on sales of 210,228 ounces at an average price of $2,343 per ounce compared to $471 million on sales of 239,100 ounces at an average price of $1,969 per ounce in the second quarter of 2023. The increase in gold revenue of 5% ($22 million) was attributable to a 19% increase in average realized gold price partially offset by a 12% decrease in gold ounces sold.
In the second quarter of 2024, the Fekola Mine accounted for $271 million (second quarter of 2023 - $282 million) of gold revenue from the sale of 115,288 ounces (second quarter of 2023 - 142,850 ounces), the Masbate Mine accounted for $109 million (second quarter of 2023 - $111 million) of gold revenue from the sale of 46,600 ounces (second quarter of 2023 - 56,700 ounces) and the Otjikoto Mine accounted for $113 million (second quarter of 2023 - $78 million) of gold revenue from the sale of 48,340 ounces (second quarter of 2023 - 39,550 ounces).

Production and operating costs
For the second quarter of 2024, total gold production was 212,508 ounces (including 8,267 ounces of attributable production from Calibre), 4% (9,493 ounces) lower than budget, and lower than the second quarter of 2023 by 19% (50,193 ounces). Consolidated gold production from the Company’s three operating mines was 204,241 ounces in the second quarter of 2024, 3% (6,979 ounces) lower than budget, and 17% (41,720 ounces) lower compared to the second quarter of 2023. For the second quarter of 2024, production from the Masbate and Otjikoto mines was 2% (914 ounces) and 4% (1,643 ounces) higher than budget, respectively, while the Fekola Mine production was 8% (9,536 ounces) lower than budget as a result of equipment availability issues (refer to "Review of Mining Operations and Development Projects" section below). In the second quarter of 2024, the Otjikoto Mine produced 9% (4,087 ounces) more ounces than the second quarter of 2023, while the Fekola and Masbate mines produced 27% (40,844 ounces) and 10% (4,963 ounces) less ounces, respectively, compared to the second quarter of 2023.
For the second quarter of 2024, consolidated cash operating costs (refer to "Non-IFRS Measures") were $808 per gold ounce produced ($720 per gold ounce sold), $57 (7%) lower than budget and $201 (33%) per gold ounce produced higher than the second quarter of 2023. Including estimated attributable results for Calibre, cash operating costs for the second quarter of 2024 were $839 per gold ounce produced ($753 per gold ounce sold), $35 (4%) lower than budget and $203 (32%) per gold ounce produced higher than the second quarter of 2023. Cash operating costs per ounce produced for the second quarter of 2024 were lower than budget largely as a result of lower than budgeted fuel costs, lower tonnage mined at the Fekola Mine due to equipment availability and a weaker Namibian dollar. Compared to the second quarter of 2023, cash operating costs per ounce produced for the second quarter of 2024 were higher mainly due to higher ounces produced in the second quarter of 2023.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the second quarter of 2024 were $1,244 per gold ounce sold compared to budget of $1,412 per gold ounce sold and $1,210 per gold ounce sold for the second quarter of 2023. Including estimated attributable results for Calibre, all-in sustaining costs for the second quarter of 2024 were $1,267 per gold ounce sold compared to budget of $1,408 per gold ounce sold and $1,214 per gold ounce sold for the second quarter of 2023. All-in sustaining costs for the second quarter of 2024 were $141 (10%) per gold ounce sold lower than budgeted due to lower than budgeted production costs per gold ounce sold and lower than budgeted sustaining capital expenditures, partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures were mainly a result of timing of expenditures and are expected to be incurred later in 2024.
Depreciation and depletion
Depreciation and depletion expense included in total cost of sales was $95 million in the second quarter of 2024 in line with the second quarter of 2023. The increase in depreciation charge per ounce sold was offset by a decrease in gold ounces sold when comparing the second quarter of 2024 to the second quarter of 2023.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $33 million for the second quarter of 2024 compared to $33 million for the second quarter of 2023. The impact of the increase in realized gold price for the second quarter of 2024 compared to the second quarter of 2023 was offset by a decrease in gold ounces sold and a change in the sales mix in the second quarter of 2024 to include proportionately less gold ounces sold from the Fekola Mine, resulting in an overall lower effective royalty rate for the period.
Other
General and administrative (“G&A”) costs relate primarily to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the second quarter of 2024 was $13 million which was 7% lower than the second quarter of 2023 resulting from lower bank charges and lower travel charges.
Share-based payment expense for the second quarter of 2024 was $5 million, which was consistent with the second quarter of 2023.
For the second quarter of 2024, the Company recorded a net impairment charge on the Fekola Complex of $194 million (pre-tax $215 million less $21 million deferred tax recovery) (refer to "Critical Accounting Estimates" section below). For the second quarter of 2023, the Company recorded a $5 million impairment on its investment in BeMetals Corp.
For the second quarter of 2024, the Company recorded a $49 million gain on sale of mining interests in relation to the royalty portfolio sale to Versamet and recorded a $17 million gain on sale of shares in associate in relation to the sale of Calibre shares.
For the second quarter of 2024, the Company's estimate of its share of Calibre's net income based on publicly available information was $3 million (second quarter of 2023 - $7 million).
The Company reported $11 million in foreign exchange losses for the second quarter of 2024 compared to foreign exchange losses of $2 million in the second quarter of 2023 reflecting the weakening of the Malian and Namibian currencies.
The Company reported $7 million in interest and financing expense during the second quarter of 2024 which was $5 million higher than the second quarter of 2023 resulting from financing expense being recorded on the Company's prepaid sales. The Company reported interest income of $8 million in the second quarter of 2024 compared to $6 million in the second quarter of 2023, which was higher due to higher interest rates in the second quarter of 2024.

The Company reported a loss on change in fair value of the gold stream obligation of $8 million for the second quarter of 2024 resulting from changes in long-term gold prices and interest rates compared to $1 million for the second quarter of 2023.
For the second quarter of 2024, the Company recorded a net current income and other tax expense of $97 million, compared to $71 million in the second quarter of 2023, consisting of current income tax of $89 million (Q2 2023 - $51 million), the 10% priority dividend to the State of Mali of $5 million (Q2 2023 - $10 million) and withholding tax (on intercompany dividends/management fees) of $2 million (Q2 2023 - $10 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the second quarter of 2023, net current income and other tax expense for the second quarter of 2024 was higher mainly as a result of a tax audit accrual of $37 million partially offset by $9 million higher withholding tax on intercompany dividends in the second quarter of 2023. For the second quarter of 2024, the Company recorded a deferred income tax recovery of $38 million compared to a deferred income tax recovery of $4 million in the second quarter of 2023. The 2024 deferred income tax expense includes $19 million lower future withholding taxes, $7 million higher foreign exchange effects and $22 million lower temporary differences between accounting and taxable income mainly due to the Fekola Complex impairment.

For the second quarter of 2024, the Company generated a net loss of $35 million compared to a net income of $92 million in the second quarter of 2023, including a net loss attributable to the shareholders of the Company of $24 million (net loss attributable to shareholders of the Company of $0.02 per share) in the second quarter of 2024 compared to a net income attributable to the shareholders of the Company of $80 million ($0.06 per share) in the second quarter of 2023. Adjusted net income attributable to the shareholders of the Company (refer to "Non-IFRS Measures") for the second quarter of 2024 was $78 million ($0.06 per share) compared to adjusted net income of $86 million ($0.07 per share) in the second quarter of 2023. Adjusted net income in the second quarter of 2024 excluded the impairment of long-lived assets of $197 million, gain on sale of shares of associate of $17 million, gain on sale of mining interests of $49 million, loss on change in fair value of the gold stream obligation of $8 million and deferred income tax recovery of $37 million.

Cash flow provided by operating activities was $62 million in the second quarter of 2024 compared to $195 million in the second quarter of 2023, a decrease of $133 million due mainly to higher working capital outflows, higher long-term value added tax receivables outflows and higher long-term inventory outflows, partially offset by higher revenues. Cash income and withholding tax payments in the second quarter of 2024 totalled $133 million (second quarter of 2023 - $59 million), including approximately $82 million related to 2023 outstanding tax liability obligations. Based on actual results for the first quarter of 2024 and revised forecast assumptions, including an average forecast gold price of $2,150 per ounce for the balance of 2024 (previously $2,000 per ounce), the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2024 of approximately $289 million (previous estimate was $270 million).

B2Gold continues to maintain a strong financial position and liquidity. At June 30, 2024, the Company had cash and cash equivalents of $467 million (December 31, 2023 - $307 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $600 million (December 31, 2023 - $397 million). At June 30, 2024, the full amount of the Company's $700 million RCF was undrawn and available.

Year to date results
Revenue
Consolidated gold revenue for the first half of 2024 was $954 million on sales of 433,206 ounces at an average price of $2,202 per ounce compared to $944 million on sales of 488,250 ounces at an average price of $1,934 per ounce in the first half of 2023. The increase in gold revenue of 1% ($10 million) was attributable to a 14% increase in average realized gold price partially offset by 11% decrease in gold ounces sold.

In the first half of 2024, the Fekola Mine accounted for $527 million (first half of 2023 - $596 million) of gold revenue from the sale of 239,116 ounces (first half of 2023 - 307,900 ounces), the Masbate Mine accounted for $208 million (first half of 2023 - $168 million) of gold revenue from the sale of 94,300 ounces (first half of 2023 - 86,350 ounces) and the Otjikoto Mine accounted for $219 million (first half of 2023 - $180 million) of gold revenue from the sale of 99,790 ounces (first half of 2023 - 94,000 ounces).
Production and operating costs

For the first half of 2024, total gold production was 438,224 ounces (including 19,644 ounces of attributable production from Calibre), 1% (5,271 ounces) lower than budget, and 17% (91,333 ounces) lower compared to the first half of 2023. Consolidated gold production from the Company’s three operating mines was 418,580 ounces in the first half of 2024, 1% (3,353 ounces) lower than budget and 16% (78,100 ounces) lower compared to the first half of 2023. For the first half of 2024, production from the Masbate and Otjikoto mines was 3% (3,141 ounces) and 4% (3,559 ounces) higher than budget, respectively, while the Fekola Mine production was 4% (10,053 ounces) lower than budget. In the first half of 2024, the Otjikoto Mine produced 13% (11,012 ounces) more ounces than the first half of 2023, while the Fekola and Masbate mines produced 28% (87,567 ounces) and 2% (1,545 ounces) less ounces, respectively, compared to the first half of 2023.

For the first half of 2024, consolidated cash operating costs (refer to "Non-IFRS Measures") were $762 per gold ounce produced ($711 per gold ounce sold), $74 (9%) lower than budget and $171 (29%) per gold ounce produced higher than the first half of 2023. Including estimated attributable results for Calibre, cash operating costs for the first half of 2024 were $785 per gold ounce produced ($736 per gold ounce sold), $61 (7%) lower than budget and $167 (27%) per gold ounce produced higher than the first half of 2023. Cash operating costs per ounce produced for the first half of 2024 were lower than budget largely as a result of lower than budgeted fuel costs, lower tonnage mined at the Fekola Mine due to equipment availability and a weaker Namibian dollar. Compared to the first half of 2023, cash operating costs per ounce produced for the first half of 2024 were higher mainly due to higher ounces produced in the first half of 2023.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the first half of 2024 were $1,296 per gold ounce sold compared to budget of $1,472 per gold ounce sold and $1,128 per gold ounce sold for the first half of 2023. Including estimated attributable results for Calibre, all-in sustaining costs for the first half of 2024 were $1,308 per gold ounce sold compared to budget of $1,465 per gold ounce sold and $1,135 per gold ounce sold for the first half of 2023. Consolidated all-in sustaining costs for the first half of 2024 were $157 (11%) per gold ounce sold lower than budgeted due to lower than budgeted production costs per gold ounce sold, higher gold ounces sold and lower than budgeted sustaining capital expenditures, partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures were mainly a result of timing of expenditures and are expected to be incurred later in 2024.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $185 million for the first half of 2024 compared to $192 million in the first half of 2023. The 4% decrease in depreciation expense was mainly due to an 11% decrease in gold ounces sold partially offset by a 9% increase in depreciation charge per ounce of gold sold.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $63 million for the first half of 2024 compared to $68 million in the first half of 2023. The 7% decrease in royalties and production taxes was due to a 11% decrease in gold ounces sold, a change in the sales mix in the first half of 2024 to include proportionately less ounces sold from the Fekola Mine, resulting in an overall lower effective royalty rate for the period, partially offset by a 14% increase in the average realized gold price.
Other
G&A costs relate mainly to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the first half of 2024 was $27 million, which was consistent with the first half of 2023.
Share-based payment expense for the first half of 2024 was $10 million, which was $1 million lower than the first half of 2023. The lower share-based payment expense resulted from the lower share valuation of grants in the first half of 2024 compared to the first half of 2023.

For the first half of 2024, the Company recorded a net impairment charge for the Fekola Complex of $194 million (pre-tax $215 million less $21 million deferred tax recovery). For the first half of 2023, the Company recorded a $5 million impairment on its investment in BeMetals Corp.
For the first half of 2024, the Company recorded a $49 million gain on sale of mining interests in relation to the royalty portfolio sale to Versamet and recorded a $17 million gain on sale of shares in associate in relation to the sale of Calibre shares.
The Company recorded an expense for non-recoverable input taxes of $7 million in the first half of 2024 compared to $3 million in the first half of 2023.
For the first half of 2024, the Company's estimate of its share of Calibre's net income based on publicly available information was $5 million (first half of 2023 - $12 million).
The Company reported $14 million in foreign exchange losses for the second quarter of 2024 compared to foreign exchange losses of $3 million in the second quarter of 2023 reflecting the weakening of the Malian and Namibian currencies.
For the first half of 2023, the Company recorded a $7 million provision for recognition of Otjikoto severance costs.
For the first half of 2024, other operating expenses totalled $8 million, which included $4 million for non-capital exploration costs and $1 million loss on disposal of assets.
In the first half of 2023, the Company recorded a $16 million write-off of mining interests relating to greenfield exploration targets.

The Company reported $17 million in interest and financing expense during the first half of 2024, $11 million higher than the first half of 2023 reflecting the recording of the finance cost associated with the Gold Prepay in the first half of 2024 as well as the finance cost on the RCF for the first half of 2024. Interest income for the first half of 2024 was $13 million compared to $12 million in the first half of 2023.

The Company reported a loss on change in fair value of the gold stream obligation of $19 million for the first half of 2024 resulting from changes in long-term gold prices and interest rates compared to $1 million for the first half of 2023.
For the first half of 2024, the Company recorded a dilution loss on investment in Calibre of $9 million mainly relating to the dilution of the Company's investment in Calibre from 24% to 15% as a result of Calibre's acquisition of Marathon Gold Corp., which closed in January 2024.

For the first half of 2024, the Company recorded current income tax, withholding and other tax expense of $158 million compared to $148 million in the first half of 2023, consisting of current income tax expense of $140 million (first half of 2023 - $117 million), the 10% priority dividend to the State of Mali of $13 million (first half of 2023 - $19 million) and withholding tax (on intercompany dividends/management fees) of $5 million (first half of 2023 - $12 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the first half of 2023, current tax expense for the first half of 2024 was higher mainly as a result of a tax audit accrual of $37 million which was partially offset by lower income and lower withholding taxes on intercompany dividends in Fekola. For the first half of 2024, the Company recorded a deferred income tax recovery of $18 million compared to a deferred income tax recovery of $5 million in the first half of 2023. The deferred income tax expense for the first half of 2024 includes $10 million lower future withholding taxes, $19 million higher foreign exchange effects and $22 million lower temporary differences between accounting and taxable income mainly due to the Fekola Complex impairment.

For the first half of 2024, the Company generated net income of $14 million compared to net income of $194 million in the first half of 2023, including net income attributable to the shareholders of the Company of $16 million ($0.01 per share) in the first half of 2024 compared to $166 million ($0.14 per share) in the first half of 2023. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the first half of 2024 was $160 million ($0.12 per share) compared to adjusted net income of $192 million ($0.16 per share) in the first half of 2023. Adjusted net income in the first half of 2024 excluded the impairment of long-lived assets of $197 million, gain on sale of shares of associate of $17 million, gain on sale of mining interests of $49 million, loss on change in fair value of the gold stream obligation of $19 million, dilution loss on investment in Calibre of $9 million and deferred income tax recovery of $16 million.

Cash flow provided by operating activities was $773 million in the first half of 2024 compared to $399 million in the first half of 2023, an increase of $374 million due mainly to $500 million of proceeds received from the Gold Prepay in January 2024, higher revenues, partially offset by higher production costs, higher working capital outflows and higher long-term inventory outflows. Cash income and withholding tax payments in the first half of 2024 totalled $172 million (first half of 2023 - $90 million), including approximately $88 million related to 2023 outstanding tax liability obligations. Based on actual results for the first quarter of 2024 and revised forecast assumptions, including an average forecast gold price of $2,150 per ounce for the balance of 2024 (previously $2,000 per ounce), the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2024 of approximately $289 million (previous estimate was $270 million).

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023

Gold revenue ($ in thousands)	270,592	281,672	526,910	595,897
Gold sold (ounces)	115,288	142,850	239,116	307,900
Average realized gold price ($/ ounce)	2,347	1,972	2,204	1,935
Tonnes of ore milled	2,520,377	2,324,043	4,983,240	4,595,934
Grade (grams/ tonne)	1.51	2.24	1.57	2.36
Recovery (%)	92.8	91.8	92.7	91.9
Gold production (ounces)	111,583	152,427	230,724	318,291
Production costs ($ in thousands)	81,481	79,245	166,586	156,906
Cash operating costs(1) ($/ gold ounce sold)	707	555	697	510
Cash operating costs(1) ($/ gold ounce produced)	839	538	766	509
Total cash costs(1) ($/ gold ounce sold)	895	721	873	673
All-in sustaining costs(1) ($/ gold ounce sold)	1,258	1,165	1,351	1,057
Capital expenditures ($ in thousands)	53,179	74,151	133,741	127,946
Exploration ($ in thousands)	838	—	2,140	1,706
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) produced 111,583 ounces of gold in the second quarter of 2024, 8% (9,536 ounces) below budget and 27% (40,844 ounces) lower than the second quarter of 2023. For the second quarter of 2024, mill feed grade was 1.51 g/t compared to budget of 1.74 g/t and 2.24 g/t in the second quarter of 2023; mill throughput was 2.52 million tonnes compared to budget of 2.38 million tonnes and 2.32 million tonnes in the second quarter of 2023; and gold recovery averaged 92.8% compared to budget of 90.9% and 91.8% in the second quarter of 2023. Gold production for the second quarter of 2024 was lower than budget due to the delayed timing of mining of high grade ore as compared to budget, resulting in less high grade ore processed during the second quarter of 2024. Damage to an excavator and the subsequent need for replacement equipment impacted equipment availability for the second quarter and first half of 2024, reducing tonnes mined. These equipment availability issues are being addressed and mining rates are expected to improve by the end of the third quarter of 2024. The reduction in mining rate capacity experienced in 2024 is expected to impact the availability of higher grade ore from Phase 7 of the Fekola pit during the second half of 2024 resulting in an expected decrease of approximately 50,000 ounces in Fekola production for full year 2024. Mining and processing of those ounces is now expected in the first half of 2025. Ore volumes and grades continue to reconcile well with modelled values. Gold production for the second quarter of 2024 was also lower than the second quarter of 2023, as the second quarter of 2023 benefitted from a favourable 2023 mine phasing sequence with Phase 6 of the Fekola pit providing significant high-grade ore to the process plant. For the first half of 2024, gold production was 230,724 ounces, 4% (10,053 ounces) below budget and 28% (87,567 ounces) lower than the first half of 2023. For the first half of 2024, mill feed grade was 1.57 g/t compared to budget of 1.78 g/t and 2.36 g/t in the first half of 2023; mill throughput was 4.98 million tonnes compared to budget of 4.62 million tonnes and 4.60 million tonnes in the first half of 2023; and gold recovery averaged 92.7% compared to budget of 90.9% and 91.9% in the first half of 2023.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2024 were $839 per ounce produced ($707 per gold ounce sold) compared to a budget of $927 per ounce produced and $538 per ounce produced for the second quarter of 2023. Cash operating costs per ounce produced for the second quarter of 2024 were $88 (9%) per ounce produced lower than budget as a result of lower fuel costs, higher mill throughput, higher gold recovery and lower mining costs due to lower than budgeted mined tonnage due to equipment availability. Cash operating costs per ounce produced for the second quarter of 2024 were $301 (56%) per ounce produced higher than the second quarter of 2023 due primarily to the planned decrease in gold production in the second quarter of 2024. The Fekola Mine’s cash operating costs for the first half of 2024 were $766 per ounce produced ($697 per gold ounce sold) compared to a budget of $863 per ounce produced and $509 per ounce produced for the first half of 2023. Cash operating costs per ounce produced for the first half of 2024 were $97 (11%) per ounce produced lower than budget as a result of lower fuel costs, higher mill throughput, higher gold recovery and lower mining costs due to lower than budgeted mined tonnage due to equipment availability. Compared to the first half of 2023, cash operating costs per ounce produced for the first quarter of 2024 were $257 (50%) higher due primarily to the planned decrease in gold production in the first half of 2024.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2024 were $1,258 per gold ounce sold compared to a budget of $1,482 per gold ounce sold and $1,165 per gold ounce sold in the second quarter of 2023. All-in sustaining costs for the second quarter of 2024 were $224 (15%) per gold ounce sold lower than budget as a result of lower than budgeted production costs per gold ounce sold and lower than budgeted sustaining capital expenditures ($8 million) partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. All-in sustaining costs for the first half of 2024 were $1,351 per gold ounce sold compared to a budget of $1,550 per gold ounce sold and $1,057 per gold ounce sold in the first half of 2023. All-in sustaining costs for the first half of 2024 were $199 (13%) per gold ounce sold lower than budget as a result of lower than budgeted production costs per gold ounce sold and lower than budgeted sustaining capital expenditures ($18 million), partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures for the second quarter of 2024 and the first half of 2024 were mainly a result of timing of expenditures and are expected to be incurred later in 2024.

Capital expenditures in the second quarter of 2024 totalled $53 million primarily consisting of $13 million for deferred stripping, $9 million for mobile equipment purchases and rebuilds, $9 million for the construction of a new TSF, $15 million for Fekola underground development, $4 million for solar plant expansion and $2 million for power generation. Capital expenditures in the first half of 2024 totalled $134 million primarily consisting of $42 million for deferred stripping, $26 million for mobile equipment purchases and rebuilds, $21 million for the construction of a new TSF, $26 million for Fekola underground development, $7 million for solar plant expansion and $2 million for haul road construction.

As a result of the delay in accessing higher grade ounces from Phase 7 of the Fekola pit as discussed above, the Fekola Complex in Mali is now expected to produce between 420,000 and 450,000 ounces of gold in 2024 (original guidance of between 470,000 and 500,000 ounces) at cash operating costs of between $870 and $930 per ounce (original guidance range of between $835 and $895 per ounce) and all-in sustaining costs of between $1,510 and $1,570 per ounce (original guidance of between $1,420 and $1,480 per ounce). The Fekola Complex’s total 2024 gold production is also lower relative to 2023 due to lower production at the Fekola Complex as a result of the delay in receiving an exploitation license for Fekola Regional delaying the 80,000 to 100,000 ounces that were scheduled in the life-of-mine plan to be trucked to the Fekola mill and processed in 2024 but now expected to commence in 2025.

Masbate Mine – Philippines

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023

Gold revenue ($ in thousands)	109,083	111,291	208,050	168,283
Gold sold (ounces)	46,600	56,700	94,300	86,350
Average realized gold price ($/ ounce)	2,341	1,963	2,206	1,949
Tonnes of ore milled	2,043,057	2,000,360	4,212,519	4,069,402
Grade (grams/ tonne)	0.94	1.03	0.96	0.99
Recovery (%)	72.4	74.3	72.4	73.9
Gold production (ounces)	44,515	49,478	94,297	95,842
Production costs ($ in thousands)	37,602	48,170	80,373	73,163
Cash operating costs(1) ($/ gold ounce sold)	807	850	852	847
Cash operating costs(1) ($/ gold ounce produced)	876	817	854	849
Total cash costs(1) ($/ gold ounce sold)	955	960	983	971
All-in sustaining costs(1) ($/ gold ounce sold)	1,135	1,091	1,177	1,169
Capital expenditures ($ in thousands)	6,507	6,098	15,037	15,051
Exploration ($ in thousands)	928	1,008	1,749	1,967
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued its strong performance, with second quarter of 2024 gold production of 44,515 ounces, above budget by 2% (914 ounces) and 10% (4,963 ounces) lower than the second quarter of 2023 due to lower grade and lower gold recovery. For the second quarter of 2024, mill feed grade was 0.94 g/t compared to budget of 0.93 g/t and 1.03 g/t in the second quarter of 2023; mill throughput was 2.04 million tonnes compared to budget of 1.93 million tonnes and 2.00 million tonnes in the second quarter of 2023; and gold recovery averaged 72.4% compared to budget of 75.8% and 74.3% in the second quarter of 2023. Lower gold recovery for the second quarter of 2024 as compared to budget is the result of mining additional lower recovery high grade sulphide ore during the second quarter of 2024 as compared to budget. Actual gold recovery for the second quarter of 2024 remained in line with modeled recovery values for the ore mined. For the first half of 2024, the Masbate Mine had gold production of 94,297 ounces, above budget by 3% (3,141 ounces) and 2% (1,545 ounces) lower than the first half of 2023. For the first half of 2024, mill feed grade was 0.96 g/t compared to budget of 0.96 g/t and 0.99 g/t in the first half of 2023; mill throughput was 4.21 million tonnes compared to budget of 3.93 million tonnes and 4.07 million tonnes in the first half of 2023; and gold recovery averaged 72.4% compared to budget of 75.3% and 73.9% in the first half of 2023.

The Masbate Mine's cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2024 were $876 per ounce produced ($807 per gold ounce sold) compared to a budget of $979 per ounce produced and $817 per ounce produced for the second quarter of 2023. Cash operating costs per ounce produced for the second quarter of 2024 were $103 (11%) per ounce produced lower than budget as a result of higher than budgeted gold production and lower than anticipated mining and processing costs due to higher productivity and lower diesel and heavy fuel oil costs. Cash operating costs per ounce produced for the second quarter of 2024 were $59 (7%) per ounce produced higher than the second quarter of 2023 due primarily to lower gold production in the second quarter of 2024. The Masbate Mine's cash operating costs for the first half of 2024 were $854 per ounce produced ($852 per gold ounce sold) compared to a budget of $950 per ounce produced and $849 per ounce produced for the first half of 2023. The variances in cash operating costs per ounce produced for the first half of 2024 compared to budget and the first half of 2023 were the same as noted for the second quarter of 2024.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2024 were $1,135 per ounce sold compared to a budget of $1,326 per gold ounce sold and $1,091 per gold ounce sold in the second quarter of 2023. All-in sustaining costs for the second quarter of 2024 were $191 (14%) per gold ounce sold lower than budget as a result of lower than budgeted production costs per gold ounce sold. All-in sustaining costs for the first half of 2024 were $1,177 per ounce sold compared to a budget of $1,317 per gold ounce sold and $1,169 per gold ounce sold in the first half of 2023. All-in sustaining costs for the first half of 2024 were $140 (11%) per gold ounce sold lower than budget as a result of lower than budgeted production costs per gold ounce sold and lower than budgeted sustaining capital expenditures ($5 million), partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures were mainly a result of timing of expenditures and are expected to be incurred later in 2024.

Capital expenditures in the second quarter of 2024 totalled $7 million, primarily consisting of $2 million for mobile equipment purchases and rebuilds, $2 million for process plant maintenance, $1 million for expansion of the existing TSF, and $1 million for deferred stripping. Capital expenditures in the first half of 2024 totalled $15 million, primarily consisting of $7 million for mobile equipment purchases and rebuilds, $3 million for process plant maintenance, $1 million for expansion of the existing TSF, and $2 million for deferred stripping.

The Masbate Mine in the Philippines is now expected to produce between 175,000 and 195,000 ounces of gold in 2024 (original guidance range of between 170,000 and 190,000 ounces) at cash operating costs of between $910 and $970 per ounce (original guidance range of between $945 and $1,005 per ounce) and all-in sustaining costs of between $1,260 and $1,320 per ounce (original guidance range of between $1,300 and $1,360 per ounce). Gold production is scheduled to be relatively consistent throughout 2024. For 2024, Masbate is expected to process 7.9 million tonnes of ore at an average grade of 0.93 g/t with a process gold recovery of 76.0%. Mill feed will be a blend of mined fresh ore and low-grade ore stockpiles.

Otjikoto Mine - Namibia

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023

Gold revenue ($ in thousands)	112,894	77,891	219,053	180,230
Gold sold (ounces)	48,340	39,550	99,790	94,000
Average realized gold price ($/ ounce)	2,335	1,969	2,195	1,917
Tonnes of ore milled	850,649	875,055	1,677,126	1,699,007
Grade (grams/ tonne)	1.79	1.59	1.76	1.53
Recovery (%)	98.6	98.7	98.5	98.7
Gold production (ounces)	48,143	44,056	93,559	82,547
Production costs ($ in thousands)	32,216	25,347	61,085	50,297
Cash operating costs(1) ($/ gold ounce sold)	666	641	612	535
Cash operating costs(1) ($/ gold ounce produced)	673	611	658	609
Total cash costs(1) ($/ gold ounce sold)	760	720	700	612
All-in sustaining costs(1) ($/ gold ounce sold)	1,044	1,187	1,000	1,024
Capital expenditures ($ in thousands)	11,706	15,630	25,519	32,976
Exploration ($ in thousands)	1,514	996	3,303	1,490
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, continued to outperform during the second quarter of 2024, producing 48,143 ounces of gold, above budget by 4% (1,643 ounces) as a result of higher than budgeted mill feed grade. Compared to the second quarter of 2023, gold production in the second quarter of 2024 was higher by 9% (4,087 ounces), mainly due to improved processed grade as a result of additional high-grade ore mined from the Wolfshag underground mine in the second quarter of 2024. For the second quarter of 2024, mill feed grade was 1.79 g/t compared to budget of 1.74 g/t and 1.59 g/t in the second quarter of 2023; mill throughput was 0.85 million tonnes compared to budget of 0.85 million tonnes and 0.88 million tonnes in the second quarter of 2023; and gold recovery averaged 98.6% compared to budget of 98.0% and 98.7%

in the second quarter of 2023. For the first half of 2024, the Otjikoto Mine produced 93,559 ounces of gold, above budget by 4% (3,559 ounces) and 13% (11,012 ounces) higher compared to the first half of 2023. For the first half of 2024, mill feed grade was 1.76 g/t compared to budget of 1.68 g/t and 1.53 g/t in the first half of 2023; mill throughput was 1.68 million tonnes compared to budget of 1.70 million tonnes and 1.70 million tonnes in the first half of 2023; and gold recovery averaged 98.5% compared to budget of 98.0% and 98.7% in the first half of 2023.

Ore production from the Wolfshag underground mine for the second quarter of 2024 averaged over 1,500 tonnes per day at an average grade of 4.69 g/t gold. As of the beginning of 2024, the Probable Mineral Reserve estimate for the Wolfshag deposit included 100,000 ounces of gold in 0.6 million tonnes of ore at an average grade of 5.02 g/t gold. Open pit mining operations at the Otjikoto Mine will continue to ramp down in 2024 and are expected to conclude in 2025, while processing operations are expected to continue until economically viable stockpiles are exhausted in 2031. Underground operations are currently projected to continue into 2026 with potential to extend underground operations if the ongoing underground exploration program is successful in identifying more underground mineral deposits.

On January 31, 2024, the Company announced positive exploration drilling results from the Antelope deposit at the Otjikoto Mine. The Antelope deposit, which comprises the Springbok Zone, the Oryx Zone, and a possible third structure, Impala, subject to further confirmatory drilling, is located approximately 3 km south of the Otjikoto open pit. On June 20, 2024, the Company announced an initial Inferred Mineral Resource estimate for the Springbok Zone, the southernmost shoot of the recently discovered Antelope deposit. Over 36,000 metres have been drilled into the Springbok Zone to date, with 33 holes totaling 16,950 metres completed in 2024, to establish the 50 x 50 metre spacing that informs this initial Inferred Mineral Resource estimate. Recent drilling at the Springbok Zone remains open southward, indicating additional exploration potential beyond the currently defined resource. The Company determined that the initial Inferred Mineral Resource estimate of 1.75 million tonnes grading 6.91 g/t gold for a total of 390,000 ounces of gold ounces was sufficient to initiate a PEA on development of the deposit by underground mining methods, similar to the Wolfshag deposit. Subject to receipt of a positive PEA and permit, mining of the Springbok Zone, coupled with the exploration potential of the greater Antelope deposit, could begin to contribute to gold production at Otjikoto in 2026. The Antelope deposit has the potential to be developed as an underground mining operation, which could complement the expected processing of low grade stockpiles at the Otjikoto mill from 2026 to 2031. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no guarantee that all or any part of the Mineral Resource will be converted into a Mineral Reserve. Inferred Mineral Resources are considered too geologically speculative to have mining and economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

Cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2024 were $673 per gold ounce produced ($666 per ounce gold sold), compared to a budget of $596 per ounce produced and $611 per ounce produced for the second quarter of 2023. Cash operating costs per ounce produced for the second quarter of 2024 were $77 (13%) per gold ounce produced higher than budget due to lower than expected credits for deferred stripping resulting from more ore being mined than budgeted and lower capitalized underground development credits for the second quarter of 2024. Cash operating costs per gold ounce produced for the second quarter of 2024 were $62 (10%) per gold ounce produced higher than the cash operating costs per ounce produced for the second quarter of 2023 due lower mining costs in the second quarter of 2023. Cash operating costs for the first half of 2024 were $658 per gold ounce produced ($612 per ounce gold sold), compared to a budget of $649 per ounce produced and $609 per ounce produced for the first half of 2023. Cash operating costs per ounce produced for the first half of 2024 were $9 (1%) per gold ounce produced higher than budget. Cash operating costs per gold ounce produced for the first half of 2024 were $49 (8%) per gold ounce produced higher than the cash operating costs per ounce produced for the first half of 2023 due to higher mining and processing costs in the first half of 2024.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2024 were $1,044 per gold ounce sold compared to a budget of $1,015 per gold ounce sold and $1,187 per gold ounce sold in the second quarter of 2023. All-in sustaining costs for the second quarter of 2024 were $29 (3%) per gold ounce sold higher than budget as a result of higher than budgeted cash operating costs described above as well as higher gold royalties resulting from a higher than budgeted average realized gold price, partially offset by lower than expected sustaining capital expenditures and higher than expected gold ounces sold. All-in sustaining costs for the first half of 2024 were $1,000 per gold ounce sold compared to a budget of $1,088 per gold ounce sold and $1,024 per gold ounce sold in the first half of 2023. All-in sustaining costs for the first half of 2024 were $88 (8%) per gold ounce sold lower than budget as a result of lower than budgeted cash operating costs per gold ounce sold, higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures ($4 million) partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures were mainly a result of timing of expenditures and are expected to be incurred later in 2024.

Capital expenditures for the second quarter of 2024 totalled $12 million consisting of $9 million for deferred stripping in the Otjikoto pit, $2 million for Wolfshag underground mine development, and $1 million for mining equipment rebuilds. Capital expenditures for the first half of 2024 totalled $26 million, consisting of $20 million for deferred stripping in the Otjikoto pit and $5 million for Wolfshag underground mine development.

The Otjikoto Mine in Namibia is now expected to produce between 185,000 and 205,000 ounces of gold in 2024 (original guidance range of between 180,000 and 200,000 ounces of gold) at cash operating costs in the upper end of its guidance range of between $685 and $745 per ounce and all-in sustaining costs of between $960 and $1,020 per ounce. Gold production at Otjikoto is expected to be relatively consistent throughout 2024. Otjikoto is expected to process a total of 3.4 million tonnes of ore at an average grade of 1.77 g/t gold with a process gold recovery of 98.0%. Processed ore will be sourced from the Otjikoto pit and the Wolfshag underground mine, supplemented by existing medium and high-grade ore stockpiles.

Investment in Calibre

On January 24, 2024, Calibre completed its acquisition of Marathon Gold Corp. and issued 249,813,422 Calibre common shares reducing B2Gold's ownership interest in Calibre to approximately 15%. As a result of the acquisition, Calibre acquired a 100% interest in the advanced-stage Valentine Gold Project in Newfoundland & Labrador.

On June 20, 2024, the Company completed the sale of an aggregate 79,000,000 common shares of Calibre in the ordinary course for investment purposes by way of a block trade (the “Transaction”) for aggregate gross proceeds of $100 million (C$139 million). Immediately prior to the Transaction, B2Gold owned 110,950,333 common shares of Calibre representing approximately 14.1% of Calibre. As a result of the Transaction, B2Gold’s ownership has decreased to approximately 4.4% and the Company no longer has the right to a nominee to the Board of Directors of Calibre. The Company has determined that it no longer has significant influence over Calibre and will stop equity accounting for Calibre effective June 20, 2024. B2Gold’s decision to dispose of the common shares of Calibre pursuant to the Transaction was made as a result of investment considerations including price, market conditions, capital allocation priorities, and corporate strategy.

For the first half of 2024, the Company's estimate of its share of Calibre's net income based on publicly available information was approximately $5 million. Calibre will report its second quarter of 2024 financial results on August 12, 2024. The Company will update any differences in the third quarter of 2024.

Attributable share of Calibre production and costs

Based on Calibre's production press release dated July 9, 2024, consolidated production of Calibre for the second quarter of 2024 was 58,754 ounces of which the Company's attributable share was 8,267 ounces and for the first half of 2024 was 120,521 ounces of which the Company's attributable share was 19,644 ounces.

The Company has assumed that the consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the second quarter of 2024 will be consistent with the first quarter of 2024.

Goose Project - Canada

The Back River Gold District consists of five mineral claims blocks along an 80 km belt. The most advanced project in the district, Goose, is fully permitted, construction has commenced, and has been de-risked with significant infrastructure currently in place. B2Gold’s management team has strong northern construction expertise and the experience to deliver the fully permitted Goose Project and the financial resources to develop the significant gold resource endowment at the Back River Gold District into a large, long life mining complex.

B2Gold recognizes that respect and collaboration with the Kitikmeot Inuit Association ("KIA") is central to the license to operate in the Back River Gold District and will continue to prioritize developing the project in a manner that recognizes Inuit priorities, addresses concerns and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot communities.

At the Back River Gold District, B2Gold operates a sealift program in the summer months and delivers construction and operating materials to the MLA in Bathurst Inlet, Nunavut. An approximately 162 km WIR is constructed by contractors, under B2Gold management, on an annual basis from December to February. The materials are then transported from the MLA to the Goose Project via the WIR during the months of March and April (the “WIR Campaign").

As announced in May 2024, development of the open pit and underground was slightly behind schedule due to equipment availability (commissioning and availability of the open pit equipment), adverse weather conditions and prioritizing of critical path construction activities. The current schedule indicates that an additional three months of mining must be added to the schedule to ensure that the Umwelt open pit, underground development, and crown pillar activities align and that there is sufficient tailings storage capacity in the Echo open pit. With the schedule change, as announced in May 2024, the mill is now scheduled to start wet commissioning in the second quarter of 2025 with ramp up to full production in the third quarter of 2025 (one quarter later than previous estimates). This does not impact the other facets of the project and staffing tables have been adjusted to ensure that capital is conserved. With the updated schedule, the Company estimates that gold production in calendar year 2025 will be between 120,000 ounces and 150,000 ounces (previously estimated to be between 220,000 ounces and 260,000 ounces). Importantly, the updated mining schedule does not impact the total number of gold ounces the Company expects to produce over the life of mine of the Goose Project. The updated production profile has resulted in the Company now estimating that average annual gold production from 2026 to 2030 will increase to be in excess of 310,000 ounces per year (previously estimated at 300,000 ounces per year).

The 2024 WIR Campaign was completed on April 30, 2024, and B2Gold is pleased to report the Company has successfully delivered all necessary materials required to complete construction of the Goose Project. Materials shipped from the MLA to the Goose Project site during the 2024 WIR Campaign exceeded 2,100 standard total loads, including 400 loads of diesel fuel. Under B2Gold management, the 2,100 standard loads completed during the 2024 WIR Campaign is approximately double the loads completed during the 2023 WIR Campaign. Key materials delivered during the 2024 WIR Campaign included:

•All modular units necessary to expand the camp to 500 person capacity;

•All steel and rebar necessary to complete the mill and concrete work;
•Approximately 19 million liters of fuel that will be used between May 2024 and March 2025;
•All cement necessary to complete the construction project;
•More than 4,500 m3 of cement in one tonne bags; and
•All reagents necessary to commission and operate the mill starting in 2025.

All planned construction for the first half of 2024 that is necessary to produce gold by the end of the second quarter of 2025 has been completed and the project development remains on schedule. The key items that needed to be completed included:

•The installation of Phase 2 of the camp: Completed and camp capacity is now at more than 600 beds;
•Construction of tanks to accommodate more than 80 million litres of fuel at the marine laydown area (MLA): Completed. It is anticipated that the MLA will begin to receive fuel in August 2024;
•Construction of tanks to accommodate more than 80 million liters of fuel on site: 4 of 5 tanks have been installed with the fifth tank to be completed in third quarter of 2024;
•Purchase of materials necessary to complete construction and staging them for shipment to the MLA: Ten ships have been scheduled (7 ships with dry cargo of more than 120,000 m3 and 3 ships with more than 80 million liters of fuel) and prepared to depart for the MLA in August and September, 2024;
•All additional trucks have been purchased for shipping materials up the WIR in 2024/2025: An total of 105 trucks will be available to haul fuel and dry goods along an ice road that will be maintained with an expanded fleet of equipment that are expected to commence to work in January 2025 and expected to deliver all goods to site by May 15, 2025;
•Concrete placement: More than 75% of all concrete has been placed by the end of the second quarter of 2024 and more than 90% of concrete is expected to be placed by the end of third quarter of 2024;
•All E-houses have been placed on the mill pad and electricians are working on connecting power to the various components;
•Piping: piping has focused on the diesel tanks and the final Heavy Mechanical Equipment workshop; and
•Fresh water barge: Access has been developed for placement of piping and barge for fresh water system. It is anticipated that this will be installed in the third quarter of 2024.

Development of the open pit and underground remain on the critical path to ensure that adequate material is available for start up and that Echo Pit is available for tailings placement. The open pit started slowly but has shown good progress in the second quarter of 2024 and is meeting production targets and is anticipated to be ready to receive tailings when the mill starts. The underground mine is tracking slightly behind budget but remains on schedule overall for commencement of production by the end of the second quarter of 2025. B2Gold is currently reviewing final options for mining of crown pillar and maximizing volumes of Echo Pit.

After completing a detailed design review of the Goose Project, B2Gold announced in January 2024 a revised construction capital estimate to C$1,050 million. In addition, before wet commissioning the Company estimated it will spend an additional C$200 million on underground development, deferred stripping and sustaining capital, as well as an additional C$205 million for fuels, reagents, and other working capital items necessary to build up site inventory levels due to the seasonality of the project logistics. In the second quarter of 2024 and first half of 2024, the Company incurred cash expenditures of $128 million (C$175 million) and $245 million (C$333 million), respectively, for the Goose Project on construction activities and $43 million (C$58 million) and $45 million (C$61 million), respectively on supplies inventory.

B2Gold is currently updating the budget to incorporate the (previously announced) three month delay in commencement of operations and additional costs associated with logistics of shipping materials to site via air transport. A final updated budget is expected to be released in early September 2024.

Fekola Complex - Fekola Mine and Fekola Regional Development

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal pits and Fekola underground) and Fekola Regional (Anaconda Area (Bantako, Menankoto and Bakolobi permits) and the Dandoko permit).

The development of Fekola Regional is expected to demonstrate positive economics through the enhancement of the overall production profile and the extension of mine life of the Fekola Complex. Based on B2Gold's preliminary planning, Fekola Regional could provide selective higher grade saprolite material (average annual grade of up to 2.2 g/t gold) to be trucked approximately 20 km and fed into the Fekola mill at a rate of up to 1.5 million tonnes per annum. Trucking of selective higher grade saprolite material from the Anaconda Area to the Fekola mill will increase the ore processed and has the potential to generate approximately 80,000 to 100,000 ounces of additional gold production per year from Fekola Regional sources.

Gramalote Project - Colombia

The Gramalote Project is located in central Colombia, approximately 230 km northwest of Bogota and 100 km northeast of Medellin, in the Province of Antioquia, which has expressed a positive attitude towards the development of responsible mining projects in the region. Based on the preliminary results completed in 2022 of the contemplated large-scale project with AngloGold Ashanti Limited (“AngloGold”), the project did not meet the combined investment return thresholds for development by both 50% ownership partners, B2Gold and AngloGold. As a result, B2Gold and AngloGold explored alternatives for the project which resulted in B2Gold acquiring AngloGold’s 50% interest in the Gramalote Project, resulting in a sole owner of the Gramalote Project for the first time in recent history. Post consolidation, B2Gold completed a detailed review of the Gramalote Project, including the higher-grade core of the resource, facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a medium-scale project. The results of the review allowed the Company to determine the optimal parameters and assumptions for the Gramalote PEA.

The Gramalote PEA, with an effective date of April 1, 2024, was prepared by B2Gold and evaluates recovery of gold from an open pit mining operation that will move up to approximately 97,000 tonnes per day (“tpd”) (35.3 Mtpa), with an approximately 16,500 tpd (6.0 Mtpa) processing plant that includes crushing, grinding, flotation, with fine grinding of the flotation concentrate and agitated leaching of the flotation concentrate followed by a carbon-in-pulp recovery process to process doré bullion. The Mineral Resource estimate for the Gramalote Project that forms the basis for the Gramalote PEA includes Indicated Mineral Resources of 192.2 million tonnes grading 0.68 g/t gold for a total of 4,210,000 ounces of gold and Inferred Mineral Resources of 85.4 million tonnes grading 0.54 g/t gold for a total of 1,480,000 ounces of gold.

Based on the positive results from the Gramalote PEA, B2Gold believes that the Gramalote Project has the potential to become a medium-scale, low-cost, open pit gold mine. The Gramalote Project has several key infrastructure advantages, including:

•Reliable water supply – high rainfall region and located next to the Nus River;
•Adjacent to a national highway, which connects directly to Medellin and to a major river with port facilities, capable of bringing supplies by barge to within 70 km of the site; and
•Skilled labour workforce within Colombia.

In addition, B2Gold expects the Gramalote Project to benefit from several key operational advantages, including:

•Excellent metallurgical characteristics of the ore, which results in high recovery rates at low processing costs;
•Relatively low strip ratio (3.3:1 strip ratio over the Life of Project); and
•Ability to mine and process higher-grade ore in the initial years of the mine life resulting in improved project economics.

The Gramalote PEA is subject to a number of assumptions and risks, including among others that a Modified Environmental Impact Study will be approved, all required permits, permit amendments and other rights will be obtained in a timely manner, the Gramalote Project will have the support of the local government and community, the regulatory environment will remain consistent, that Gramalote can operate under a single company free trade zone in Colombia, and no material increase will have occurred to the estimated costs.

The Gramalote PEA is preliminary in nature and includes a small amount of Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the Gramalote PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

B2Gold has commenced feasibility work with the goal of completing a feasibility study by mid-2025 and a $10 million budget has been approved by the B2Gold Board of Directors (the "Board"). Due to the work completed for previous studies, the work remaining to finalize a feasibility study for the updated medium-scale project is not extensive. The main work programs for the feasibility study include geotechnical and environmental site investigations for the processing plant and waste dump footprints, as well as capital and operating cost estimates.

The Gramalote Project will continue to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with the government and local communities on social programs.

Due to the desired modifications to the processing plant and infrastructure locations, a Modified Environmental Impact Study is required. B2Gold has commenced work on the modifications to the Environmental Impact Study and expect it to be completed and submitted shortly following the completion of the feasibility study. If the final economics of the feasibility study are positive and B2Gold makes the decision to develop the Gramalote Project as an open pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities.

LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. At June 30, 2024, the Company had cash and cash equivalents of $467 million (December 31, 2023 - $307 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $600 million (December 31, 2023 - $397 million). At June 30, 2024, the full amount of the Company's $700 million RCF was undrawn and available.

In January 2024, to further enhance the financial flexibility of the Company and provide additional cash liquidity as the Company continues to fund sustaining, development and growth projects across the operating portfolio, and increase financial capacity for potential growth projects in Namibia and Colombia, B2Gold entered into a Gold Prepay with a number of its existing lenders. The Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,768 ounces, representing approximately 12% of expected annual gold production in each of 2025 and 2026 (subject to finalization of production guidance for 2025 and 2026). Gold deliveries can be from production from any of the Company’s operating mines and the Gold Prepay can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces. The Gold Prepay was executed by Bank of Montreal, Canadian Imperial Bank of Commerce, ING Capital Markets LLC, and National Bank of Canada. In the first quarter of 2024, the Company utilized a portion of the proceeds from the $500 million Gold Prepay completed in January 2024 to repay the $150 million balance drawn on the RCF, leaving the full amount of $700 million available for future draw downs.

The Company has a RCF with a syndicate of international banks for an aggregate amount of $700 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of December 16, 2025. The RCF bears interest on a sliding scale of between the Secured Overnight Financing Rate (“SOFR”) plus a term credit spread adjustment in addition to the existing sliding scale premium of between 2.00% to 2.50%. Commitment fees for the undrawn portion of the facility are also on a sliding scale basis of between 0.45% and 0.563%. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at June 30, 2024, the Company was in compliance with these debt covenants.

The Company has a gold stream arrangement with Wheaton Precious Metals Corp. with a deposit amount of $84 million. The delivery obligation is as follows:

•2.7805% of gold production up to delivery of 87,100 oz;
•1.4405% of gold production up to an aggregate of 134,000 oz; and
•1.005% of gold production thereafter.

The Company has guaranteed the remaining portion of the gold stream obligation.

For the second quarter of 2024, capital expenditures totalled $219 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $53 million, the Masbate Mine had capital expenditures of $7 million, the Otjikoto Mine had capital expenditures of $12 million, the Goose Project had capital expenditures of $128 million, the Gramalote Project had capital expenditures of $4 million and the Fekola Regional properties had capital expenditures of $5 million. Other exploration costs for the second quarter of 2024 totalled $12 million. For the first half of 2024, capital expenditures totalled $456 million. The most significant capital expenditures were Fekola Mine expenditures of $134 million, Masbate Mine expenditures of $15 million, Otjikoto Mine expenditures of $26 million, Goose Project expenditures of $245 million, Gramalote Project expenditures of $7 million, and Fekola Regional expenditures of $9 million. Other exploration costs for the first half of 2024 totalled $20 million.

As at June 30, 2024, the Company had the following commitments (in addition to those disclosed elsewhere in the MD&A):

•For payments at the Fekola Mine of $17 million related to underground development, $13 million related to mobile purchases and rebuilds, $6 million related to the solar plant expansion, $3 million related to the construction of a new tailing storage facility, and $2 million related to plant and powerhouse maintenance. Of these amounts, $37 million is expected to be incurred in 2024 and the remaining $4 million in 2025.
•For payments at the Goose Project of $43 million related to construction activities and $1 million related to mobile equipment, all of which is expected to be incurred in 2024.
•For payments at the Masbate Mine of $1 million related to process plant equipment, all of which is expected to be incurred in 2024.

Derivative financial instruments

Forward contracts - fuel oil, gas oil, diesel
The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. During the six months ended June 30, 2024, the Company entered into additional series of forward contracts for the purchase of 27,177,000 litres of fuel oil and 40,546,000 litres of gas oil with scheduled settlement between July 2024 and April 2026. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").
The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at June 30, 2024:

	2024	2025	2026	Total
Forward – fuel oil:
Litres (thousands)	10,956	13,705	3,384	28,045
Average strike price	$0.47	$0.46	$0.43	$0.46

Forward – gas oil:
Litres (thousands)	12,792	22,271	5,483	40,546
Average strike price	$0.62	$0.62	$0.60	$0.62
The unrealized fair value of these contracts at June 30, 2024 was $0.5 million.

Operating activities

Cash flow provided by operating activities was $62 million in the second quarter of 2024 compared to $195 million in the second quarter of 2023, a decrease of $133 million due mainly to higher working capital outflows, higher long-term value added tax receivables outflows and higher long-term inventory outflows, partially offset by higher revenues. Cash income and withholding tax payments in the second quarter of 2024 totalled $133 million (second quarter of 2023 - $59 million), including approximately $82 million related to 2023 outstanding tax liability obligations.

Cash flow provided by operating activities was $773 million in the first half of 2024 compared to $399 million in the first half of 2023, an increase of $374 million due mainly to $500 million of proceeds received from the Gold Prepay in January 2024, higher revenues, partially offset by higher production costs, higher working capital outflows and higher long-term inventory outflows. Cash income and withholding tax payments in the first half of 2024 totalled $172 million (first half of 2023 - $90 million), including approximately $88 million related to 2023 outstanding tax liability obligations. Based on actual results for the first quarter of 2024 and revised forecast assumptions, including an average forecast gold price of $2,150 per ounce for the balance of 2024 (previously $2,000 per ounce), the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2024 of approximately $289 million (previous estimate was $270 million).

Financing activities

For the second quarter of 2024, the Company’s cash used by financing activities was a net outflow of $52 million. During the second quarter of 2024, the Company made dividend payments of $46 million, made equipment loan facility repayments of $4 million, and distributed $3 million to non-controlling interests. For the first half of 2024, the Company’s cash used by financing activities was a net outflow of $259 million. During the first half of 2024, the Company repaid the $150 million balance drawn on the RCF, made interest and commitment fee payments of $5 million, made dividend payments of $92 million, made equipment loan facility repayments of $6 million and distributed $7 million to non-controlling interests.

In the first half of 2024, the Board declared two quarterly cash dividends for the first and second quarters of 2024 of $0.04 per common share each (or an expected $0.16 per share on an annualized basis). The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

The Company has a dividend reinvestment plan ("DRIP"). The DRIP provides B2Gold shareholders residing in Canada and the United States with the opportunity to have the cash dividends declared on all or some of their common shares automatically reinvested into Reinvestment Shares on an ongoing basis. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. Dividends are only payable as and when declared by the Company’s Board of Directors. The benefits of enrolling in the DRIP include the convenience of automatic reinvestment of dividends into Reinvestment Shares; flexibility to enroll some or all common shares in the DRIP; and ability to acquire Reinvestment Shares without paying any brokerage fees. Participants in the DRIP will acquire Reinvestment Shares issued from a Treasury Purchase at a price equal to the volume weighted average price of the Company’s common shares on the Toronto Stock Exchange for the five consecutive trading days immediately preceding a dividend payment date, subject to a possible discount, in the Company’s sole discretion, of up to 5%. For the dividend declared on February 21, 2024 and May 7, 2024, a discount of 3% was offered.

This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the Company's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

Investing activities

For the second quarter of 2024, the Company’s cash used by investing activities was a net outflow of $108 million. For the second quarter of 2024, capital expenditures totalled $219 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $53 million, the Masbate Mine had capital expenditures of $7 million, the Otjikoto Mine had capital expenditures of $12 million, the Goose Project had capital expenditures of $128 million, the Gramalote Project had capital expenditures of $4 million and the Fekola Regional properties had capital expenditures of $5 million. Other exploration costs for the second quarter of 2024 totalled $12 million. In addition, for the second quarter of 2024, the Company received cash proceeds from the sale of the investment in associate of $100 million, received cash proceeds from the sale of long-term investments of $19 million, and purchased long-term investments for $6 million.

For the first half of 2024, the Company’s cash used by investing activities was a net outflow of $348 million. For the first half of 2024, capital expenditures totalled $456 million. The most significant capital expenditures were Fekola Mine expenditures of $134 million, Masbate Mine expenditures of $15 million, Otjikoto Mine expenditures of $26 million, Goose Project expenditures of $245 million, Gramalote Project expenditures of $7 million, and Fekola Regional expenditures of $9 million. Other exploration costs for the first half of 2024 totalled $20 million. In addition, for the first half of 2024, the Company received cash proceeds from the sale of the investment in associate of $100 million, received cash proceeds from the sale of long-term investments of $19 million, and purchase of a long-term investments for $6 million.

Exploration

Resource property expenditures on exploration are disclosed in the table below:

	For the three months ended June 30, 2024	For the three months ended June 30, 2023	For the six months ended June 30, 2024	For the six months ended June 30, 2023
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)
Fekola Mine, exploration	838	—	2,140	1,706
Masbate Mine, exploration	928	1,008	1,749	1,967
Otjikoto Mine, exploration	1,514	996	3,303	1,490
Goose Project, exploration	7,038	2,048	9,350	2,048
George Property, exploration	—	1,277	157	1,277
Menankoto Property, exploration	—	7,593	—	10,629
Dandoko Property, exploration	—	3,154	(20)	6,627
Bantako North Property, exploration	—	3,782	—	5,223
Finland Properties, exploration	715	1,721	2,108	3,992
Bakolobi Property, exploration	—	2,088	344	3,268
Other	539	885	1,281	2,316

	11,572	24,552	20,412	40,543

B2Gold is planning another year of extensive exploration in 2024 with a budget of approximately $63 million. A significant focus will be exploration at the Back River Gold District, with the goal of enhancing and growing the significant resource base at the Goose Project and surrounding regional targets. In Namibia, the exploration program at the Otjikoto Mine will be the largest program since 2012. In Mali, the exploration program will be a more strategic search for near-mine, near-surface sources of additional sulphide-related gold mineralization. In the Philippines, the exploration program at Masbate will focus on converting inferred mineral resource areas and expanding the existing open pits. Early stage exploration programs will continue in the Philippines and Cote d’Ivoire in 2024. Finally, the Company will continue to search for new joint ventures and strategic investment opportunities, building on existing equity investments in Snowline Gold Corp. and AuMEGA Metals Ltd.

2024 Guidance for Canada

A total of $28 million is budgeted for exploration at the Back River Gold District in 2024. A total of 25,000 metres of drilling will include some infill drilling in selected areas and target extensions of the Llama and Umwelt deposits, the largest and highest grade resources at the Goose Project. In addition to drilling, deep-imaging geophysical methods are planned in order to improve the Company’s ability to target new underground resources in areas such as Nuvuyak, Goose Neck and Kogoyak. Regional exploration including geophysics, mapping, and potentially, limited drilling will be undertaken on the George, Boot, Boulder and Del projects.

2024 Guidance for Mali

A total of $10 million is budgeted for exploration in Mali in 2024 with an ongoing focus on discovery of additional high-grade, sulphide mineralization across the Fekola Complex to supplement feed to the Fekola mill. A total of 20,000 metres of diamond and reverse circulation drilling is planned for 2024.

2024 Guidance for the Philippines

The total budget for the Philippines in 2024 is approximately $6 million, of which the Masbate exploration budget is $4 million, including approximately 7,000 metres of drilling. The 2024 exploration program will focus on drilling several greenfields targets between 3 kilometers and 12 kilometers south of the Masbate Mine infrastructure.

An additional $2 million will be allocated to targeting new regional projects in highly prospective areas in the Philippines, leveraging off B2Gold’s presence and operational experience in the country. A total of 4,000 metres is allocated to testing new projects.

2024 Guidance for Namibia

A total of $9 million is budgeted for exploration at Otjikoto in 2024, the largest program since the definition of the Wolfshag discovery in 2012. The focus of the exploration program will be drilling the recently discovered Antelope deposit, located approximately 3 km south of Phase 5 of the Otjikoto open pit, with a total of 39,000 metres of drilling planned. The Antelope deposit, comprised of the Springbok Zone, the Oryx Zone, and a possible third structure, Impala, subject to confirmatory drilling, was discovered in 2022 following deep drill testing by B2Gold exploration personnel on three-dimensional models of airborne magnetic data.

On June 20, 2024, the Company announced an initial Inferred Mineral Resource estimate for the Springbok Zone, the southernmost shoot of the recently discovered Antelope deposit. Over 36,000 metres have been drilled into the Springbok Zone to date, with 33 holes totaling 16,950 metres completed in 2024, to establish the 50 x 50 metre spacing that informs this initial Inferred Mineral Resource estimate. Recent drilling at the Springbok Zone remains open to the south, indicating additional exploration potential beyond the currently defined resource.

The Company determined that the initial Inferred Mineral Resource estimate of 1.75 million tonnes grading 6.91 g/t gold for a total of 390,000 ounces of gold ounces was sufficient to initiate a PEA of development of the deposit by underground mining methods, similar to the Wolfshag deposit. Ongoing exploration drilling on the Oryx Zone, which appears to represent a second shoot northeast of and stacked stratigraphically above the Springbok Zone, has returned high-grade intervals that demonstrate the potential to increase the Mineral Resource estimate. Subject to receipt of a positive PEA study and permit, mining of the Springbok Zone, coupled with the exploration potential of the greater Antelope deposit, could begin to contribute to gold production at Otjikoto in 2026. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that these Inferred Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2024 Guidance for Greenfields Exploration

B2Gold has allocated approximately $13 million (including $2 million for the grassroots projects in the Philippines) in 2024 for its grassroots exploration programs, including Finland and Cote d’Ivoire.

In Finland, the Company had allocated $4 million to fund its 70% contribution to the Central Lapland Joint Venture with Aurion Resources Ltd ("Aurion"). A total of 9,700 metres of diamond drilling will test targets defined during an extensive prospectivity analysis completed in 2023.

A budget of approximately $3 million has been allocated by the Company for ongoing exploration in Cote d’Ivoire. A total of 17,000 metres of diamond, reverse circulation and reconnaissance auger drilling is planned in 2024.

In addition to the defined programs noted above, the Company has allocated approximately $4 million for the generation and evaluation of new greenfields targets.
CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 4 and 5 of its Notes to the annual consolidated financial statements for the year ended December 31, 2023. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
Mineral reserve and resource estimates
Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological assessments to interpret the data. The estimation of recoverable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions made in estimating the size, and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mining interests, mine restoration provisions, the gold stream obligation, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.
Assessment of impairment and reversal of impairment indicators for long-lived assets
The Company applies significant judgement in assessing whether there are indicators of impairment or impairment reversal present that give rise to the requirement to conduct an impairment test. Internal and external factors such as significant changes in the use of the asset, legal and permitting factors, future gold prices, operating and capital cost forecasts, quantities of mineral reserves and resources, and movements in market interest rates are used by management in determining whether there are any indicators.

During the three months ended June 30, 2024, the Company identified changes to the indicators of impairment on the Fekola Complex cash-generating unit ("CGU"), consisting of the Fekola Mine and Fekola Regional Properties. As a result, these assets were tested for impairment.
Impairment of long-lived assets
Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of CGUs for long-lived asset requires management to make estimates and assumptions that include such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, application of royalty, income tax and mining tax rates, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.
Fekola Complex cash-generating unit
During the year ended December 31, 2023, the State of Mali ("the State") introduced a new mining code (the “2023 Mining Code”) and related Local Content Law. In July 2024, the accompanying Implementation Decrees which clarify how the provisions of the 2023 Mining Code and Local Content Law should be applied were enacted into law. The Company and the State remain in ongoing negotiations related to how certain components of the 2023 Mining Code should be applied to the Fekola Complex. The final outcomes of these discussions cannot yet be determined.
For the year ended December 31, 2023, the Company recorded an impairment of $206 million for the Fekola Complex. The known and estimated changes to the financial framework of the Fekola Complex as impacted by the 2023 Mining Code and the ongoing discussions with the State are considered to be updated indicators of impairment for the Fekola Complex assets.
As a result, the Company has performed an updated impairment assessment on the Fekola Complex CGU. The carrying value of the CGU was compared to the CGU’s recoverable amount which was determined to be its fair value less costs of disposal ("FVLCD"). To estimate the recoverable amount of the CGU for impairment, the Company utilized a discounted cash flow model incorporating significant assumptions that included such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, fuel taxes and the expected application of revised royalty and revenue based tax rates, forecast annual gold prices per ounce of $2,222 (2024), $2,231 (2025), $2,150 (2026), $2,055 (2027), long-term gold price of $1,900 per ounce thereafter, and a discount rate of 7.5% for the Fekola Complex. Management’s estimate of the FVLCD of its CGU is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.
The Company’s analysis concluded that the Fekola Complex CGU was impaired resulting in an impairment of $215 million. A net impairment charge of $194 million after taking into account a deferred income tax recovery of $21 million was recorded in the Condensed Interim Consolidated Statement of Operations for the six month period ended June 30, 2024.
The recoverable amount of the Fekola Complex CGU is most sensitive to changes in the gold price and discount rate. In isolation, a $50 per ounce decrease in the gold price would result in a reduction in the recoverable amount of the Fekola Complex CGU of approximately $96 million. In isolation, a 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of the Fekola Complex CGU of approximately $12 million.
In addition, based on the current status of discussions with the State, the Company has recorded additional tax provisions of $37 million in the quarter ended June 30, 2024 for the expected settlement of income tax audits and assessments up to the balance sheet date.
Fair value of financial instruments
The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. In determining the fair value of the gold stream obligation, the Company makes significant assumptions that are based on the underlying models and the market conditions existing at both initial recognition and the end of each reporting period.
Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Long-term value-added tax receivables at June 30, 2024 includes amounts for the Fekola Mine of $183 million (December 31, 2023 - $137 million), for the Masbate Mine of $50 million (December 31, 2023 – $45 million), and for the Gramalote Project of $17 million (December 31, 2023 - $18 million).

Uncertain tax positions
The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.
RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR+ at www.sedarplus.ca, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR+ and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be negatively impacted and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the three months ended June 30, 2024, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	81,481	37,602	32,216	151,299	13,221	164,520
Royalties and production taxes	21,655	6,910	4,524	33,089	711	33,800

Total cash costs	103,136	44,512	36,740	184,388	13,932	198,320

Gold sold (ounces)	115,288	46,600	48,340	210,228	8,267	218,495

Cash operating costs per ounce ($/ gold ounce sold)	707	807	666	720	1,599	753

Total cash costs per ounce ($/ gold ounce sold)	895	955	760	877	1,685	908

	For the three months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	79,245	48,170	25,347	152,762	17,815	170,577
Royalties and production taxes	23,686	6,285	3,140	33,111	1,078	34,189

Total cash costs	102,931	54,455	28,487	185,873	18,893	204,766

Gold sold (ounces)	142,850	56,700	39,550	239,100	16,797	255,897

Cash operating costs per ounce ($/ gold ounce sold)	555	850	641	639	1,061	667

Total cash costs per ounce ($/ gold ounce sold)	721	960	720	777	1,125	800

	For the six months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	166,586	80,373	61,085	308,044	25,126	333,170
Royalties and production taxes	42,050	12,300	8,766	63,116	1,565	64,681

Total cash costs	208,636	92,673	69,851	371,160	26,691	397,851

Gold sold (ounces)	239,116	94,300	99,790	433,206	19,644	452,850

Cash operating costs per ounce ($/ gold ounce sold)	697	852	612	711	1,279	736

Total cash costs per ounce ($/ gold ounce sold)	873	983	700	857	1,359	879

	For the six months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	156,906	73,163	50,297	280,366	33,580	313,946
Royalties and production taxes	50,352	10,698	7,222	68,272	2,332	70,604

Total cash costs	207,258	83,861	57,519	348,638	35,912	384,550

Gold sold (ounces)	307,900	86,350	94,000	488,250	32,939	521,189

Cash operating costs per ounce ($/ gold ounce sold)	510	847	535	574	1,019	602

Total cash costs per ounce ($/ gold ounce sold)	673	971	612	714	1,090	738
Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	81,481	37,602	32,216	151,299	13,221	164,520
Inventory sales adjustment	12,097	1,412	168	13,677	—	13,677

Cash operating costs	93,578	39,014	32,384	164,976	13,221	178,197

Gold produced (ounces)	111,583	44,515	48,143	204,241	8,267	212,508

Cash operating costs per ounce ($/ gold ounce produced)	839	876	673	808	1,599	839

	For the three months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	79,245	48,170	25,347	152,762	17,815	170,577
Inventory sales adjustment	2,698	(7,757)	1,587	(3,472)	—	(3,472)

Cash operating costs	81,943	40,413	26,934	149,290	17,815	167,105

Gold produced (ounces)	152,427	49,478	44,056	245,961	16,740	262,701

Cash operating costs per ounce ($/ gold ounce produced)	538	817	611	607	1,064	636

	For the six months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	166,586	80,373	61,085	308,044	25,126	333,170
Inventory sales adjustment	10,175	188	440	10,803	—	10,803

Cash operating costs	176,761	80,561	61,525	318,847	25,126	343,973

Gold produced (ounces)	230,724	94,297	93,559	418,580	19,644	438,224

Cash operating costs per ounce ($/ gold ounce produced)	766	854	658	762	1,279	785

	For the six months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	156,906	73,163	50,297	280,366	33,580	313,946
Inventory sales adjustment	5,216	8,180	(62)	13,334	—	13,334

Cash operating costs	162,122	81,343	50,235	293,700	33,580	327,280

Gold produced (ounces)	318,291	95,842	82,547	496,680	32,877	529,557

Cash operating costs per ounce ($/ gold ounce produced)	509	849	609	591	1,021	618
All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.
Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to restricted share units/deferred share units/performance share units/restricted phantom units ("RSUs/DSUs/PSUs/RPUs"), community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended June 30, 2024 (dollars in thousands):

	For the three months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	81,481	37,602	32,216	—	151,299	13,221	164,520
Royalties and production taxes	21,655	6,910	4,524	—	33,089	711	33,800
Corporate administration	2,548	548	1,406	8,466	12,968	902	13,870
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	34	—	—	4,023	4,057	—	4,057
Community relations	106	17	319	—	442	—	442
Reclamation liability accretion	458	313	252	—	1,023	—	1,023
Realized gains on derivative contracts	(202)	(108)	—	—	(310)	—	(310)
Sustaining lease expenditures	83	309	236	512	1,140	—	1,140
Sustaining capital expenditures(2)	38,065	6,428	11,605	—	56,098	637	56,735
Sustaining mine exploration(2)	838	864	(76)	—	1,626	—	1,626

Total all-in sustaining costs	145,066	52,883	50,482	13,001	261,432	15,471	276,903

Gold sold (ounces)	115,288	46,600	48,340	—	210,228	8,267	218,495

All-in sustaining cost per ounce ($/ gold ounce sold)	1,258	1,135	1,044	—	1,244	1,871	1,267
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2024 (dollars in thousands):

	For the three months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	53,179	6,507	11,706	71,392	637	72,029
Fekola underground	(14,772)	—	—	(14,772)	—	(14,772)
Road construction	(342)	—	—	(342)	—	(342)
Land acquisitions	—	(49)	—	(49)	—	(49)
Other	—	(30)	(101)	(131)	—	(131)

Sustaining capital expenditures	38,065	6,428	11,605	56,098	637	56,735

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2024 (dollars in thousands):

	For the three months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	838	928	1,514	3,280	—	3,280
Regional exploration	—	(64)	(1,590)	(1,654)	—	(1,654)

Sustaining mine exploration	838	864	(76)	1,626	—	1,626

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended June 30, 2023 (dollars in thousands):

	For the three months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	79,245	48,170	25,347	—	152,762	17,815	170,577
Royalties and production taxes	23,686	6,285	3,140	—	33,111	1,078	34,189
Corporate administration	2,403	640	1,176	9,836	14,055	574	14,629
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	3,838	3,838	—	3,838
Community relations	1,370	41	311	—	1,722	—	1,722
Reclamation liability accretion	357	278	277	—	912	—	912
Realized gains on derivative contracts	(688)	(642)	(209)	—	(1,539)	—	(1,539)
Sustaining lease expenditures	981	303	297	465	2,046	—	2,046
Sustaining capital expenditures(2)	59,032	5,752	15,630	—	80,414	1,933	82,347
Sustaining mine exploration(2)	—	1,008	996	—	2,004	—	2,004

Total all-in sustaining costs	166,386	61,835	46,965	14,139	289,325	21,400	310,725

Gold sold (ounces)	142,850	56,700	39,550	—	239,100	16,797	255,897

All-in sustaining cost per ounce ($/ gold ounce sold)	1,165	1,091	1,187	—	1,210	1,274	1,214
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2023 (dollars in thousands):

	For the three months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	74,151	6,098	15,630	95,879	1,933	97,812
Road construction	(2,657)	—	—	(2,657)	—	(2,657)
Fekola underground	(12,462)	—	—	(12,462)	—	(12,462)
Other	—	(346)	—	(346)	—	(346)

Sustaining capital expenditures	59,032	5,752	15,630	80,414	1,933	82,347

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2023 (dollars in thousands):

	For the three months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	—	1,008	996	2,004	—	2,004
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	—	1,008	996	2,004	—	2,004

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the six months ended June 30, 2024 (dollars in thousands):

	For the six months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	166,586	80,373	61,085	—	308,044	25,126	333,170
Royalties and production taxes	42,050	12,300	8,766	—	63,116	1,565	64,681
Corporate administration	5,275	1,062	2,886	17,883	27,106	1,463	28,569
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	67	—	—	8,996	9,063	—	9,063
Community relations	251	30	650	—	931	—	931
Reclamation liability accretion	893	614	490	—	1,997	—	1,997
Realized gains on derivative contracts	(420)	(252)	(31)	—	(703)	—	(703)
Sustaining lease expenditures	167	627	790	1,004	2,588	—	2,588
Sustaining capital expenditures(2)	105,935	14,677	24,503	—	145,115	2,392	147,507
Sustaining mine exploration(2)	2,140	1,598	626	—	4,364	—	4,364

Total all-in sustaining costs	322,944	111,029	99,765	27,883	561,621	30,546	592,167

Gold sold (ounces)	239,116	94,300	99,790	—	433,206	19,644	452,850

All-in sustaining cost per ounce ($/ gold ounce sold)	1,351	1,177	1,000	—	1,296	1,555	1,308
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2024 (dollars in thousands):

	For the six months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	133,741	15,037	25,519	174,297	2,392	176,689
Fekola underground	(25,876)	—	—	(25,876)	—	(25,876)
Road construction	(1,930)	—	—	(1,930)	—	(1,930)
Land acquisitions	—	(120)	—	(120)	—	(120)
Other	—	(240)	(1,016)	(1,256)	—	(1,256)

Sustaining capital expenditures	105,935	14,677	24,503	145,115	2,392	147,507

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2024 (dollars in thousands):

	For the six months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	2,140	1,749	3,303	7,192	—	7,192
Regional exploration	—	(151)	(2,677)	(2,828)	—	(2,828)

Sustaining mine exploration	2,140	1,598	626	4,364	—	4,364

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the six months ended June 30, 2023 (dollars in thousands):

	For the six months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	156,906	73,163	50,297	—	280,366	33,580	313,946
Royalties and production taxes	50,352	10,698	7,222	—	68,272	2,332	70,604
Corporate administration	5,364	1,139	2,880	18,857	28,240	1,323	29,563
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	8,157	8,157	—	8,157
Community relations	2,044	99	582	—	2,725	—	2,725
Reclamation liability accretion	738	569	571	—	1,878	—	1,878
Realized gains on derivative contracts	(1,459)	(1,814)	(697)	—	(3,970)	—	(3,970)
Sustaining lease expenditures	1,045	610	920	914	3,489	—	3,489
Sustaining capital expenditures(2)	108,808	14,528	32,976	—	156,312	3,939	160,251
Sustaining mine exploration(2)	1,706	1,967	1,490	—	5,163	—	5,163

Total all-in sustaining costs	325,504	100,959	96,241	27,928	550,632	41,174	591,806

Gold sold (ounces)	307,900	86,350	94,000	—	488,250	32,939	521,189

All-in sustaining cost per ounce ($/ gold ounce sold)	1,057	1,169	1,024	—	1,128	1,250	1,135
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2023 (dollars in thousands):

	For the six months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	127,946	15,051	32,976	175,973	3,939	179,912
Road construction	(5,067)	—	—	(5,067)	—	(5,067)
Fekola underground study	(14,071)	—	—	(14,071)	—	(14,071)
Other	—	(523)	—	(523)	—	(523)

Sustaining capital expenditures	108,808	14,528	32,976	156,312	3,939	160,251

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2023 (dollars in thousands):

	For the six months ended June 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	1,706	1,967	1,490	5,163	—	5,163
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	1,706	1,967	1,490	5,163	—	5,163

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.
A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net (loss) income attributable to shareholders of the Company for the period:	(24,004)	80,418	15,747	166,391

Adjustments for non-recurring and significant recurring non-cash items:
Impairment of long-lived assets	197,141	4,885	197,141	4,885
Write-down of mining interests	636	—	636	16,419
Gain on sale of shares in associate	(16,822)	—	(16,822)	—
Gain on sale of mining interests	(48,662)	—	(48,662)	—
Unrealized (gains) losses on derivative instruments	(119)	757	(1)	3,545
Office lease termination costs	—	—	—	1,946
Loan receivable provision	—	2,085	—	2,085
Change in fair value of gold stream	8,387	1,100	19,239	1,100
(Gain) loss on dilution of associate	(998)	—	8,984	—
Deferred income tax recovery	(37,110)	(3,441)	(16,310)	(4,705)

Adjusted net income attributable to shareholders of the Company for the period	78,449	85,804	159,952	191,666

Basic weighted average number of common shares outstanding (in thousands)	1,307,176	1,251,832	1,305,183	1,164,104

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.06	0.07	0.12	0.16

SUMMARY OF QUARTERLY RESULTS

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2024	2024	2023	2023	2023	2023	2022	2022
Gold revenue ($ in thousands)	492,569	461,444	511,974	477,888	470,854	473,556	592,468	392,554
Net (loss) income for the period ($ in thousands)	(34,777)	48,481	(117,396)	(34,770)	91,850	101,904	176,468	(21,234)
(Loss) earnings per share (1) – basic ($)	(0.02)	0.03	(0.09)	(0.03)	0.06	0.08	0.15	(0.02)
(Loss) earnings per share (1) – diluted ($)	(0.02)	0.03	(0.09)	(0.03)	0.06	0.08	0.15	(0.02)
Cash flows provided by operating activities ($ in thousands)	62,432	710,727	205,443	110,204	194,983	203,823	270,491	93,118
Gold sold (ounces)	210,228	222,978	256,921	248,889	239,100	249,150	339,355	229,400
Average realized gold price ($/ ounce)	2,343	2,069	1,993	1,920	1,969	1,901	1,746	1,711
Gold produced (ounces)	204,241	214,339	270,611	225,052	245,961	250,719	352,769	214,903
Gold produced, total including Calibre equity investment (ounces)	212,508	225,716	288,665	242,838	262,701	266,856	367,870	227,016
Production costs ($ in thousands)	151,299	156,745	164,406	171,425	152,762	127,604	159,559	185,704
Cash operating costs (2) ($/ gold ounce sold)	753	720	661	706	667	540	497	824
Total cash costs (2) ($/ gold ounce sold)	908	851	786	840	800	678	618	939
All-in sustaining costs (2) ($/ gold ounce sold)	1,267	1,345	1,257	1,272	1,214	1,060	892	1,169
Adjusted net income (1)(2) ($ in thousands)	78,449	81,503	90,697	64,840	85,804	105,862	121,442	31,996
Adjusted earnings per share (1)(2) – basic ($)	0.06	0.06	0.07	0.05	0.07	0.10	0.11	0.03
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price while cash flows from operating activities are also impacted by cash operating costs of each quarter and changes in working capital, in addition to the factors noted for gold revenue. Net income throughout the eight quarters is a function of quarterly revenues, cash operating costs, related taxes and asset impairment charges. The net loss in the third quarter of 2023 reflects an impairment loss of $112 million impairment charge on the Gramalote Project as a result of the Company's acquisition from AngloGold of the remaining 50% stake in the Gramalote Project. The net loss in the fourth quarter of 2023 reflects an impairment of $192 million related to the Fekola Complex, net of deferred income tax. The net loss in the second quarter of 2024 reflects an impairment of $194 million related to the Fekola Complex, net of deferred income tax, partially offset by a gain on sale of mining interests of $49 million and a gain on sale of shares in associate of $17 million.

SUMMARY AND OUTLOOK
Total gold production guidance for 2024 is forecast to be between 800,000 and 870,000 ounce, including 20,000 ounces of attributable production from Calibre.
Gold production in 2025 is expected to increase relative to 2024 and include production from the Fekola Complex, as a result of the scheduled mining and processing of higher-grade ore from the Fekola and Cardinal pits made accessible by the meaningful stripping campaign that will be undertaken throughout 2024, the expected full year contribution of higher-grade ore from Fekola Regional which is anticipated to contribute between 80,000 to 100,000 ounces of additional production, and commencement of mining the higher-grade Fekola underground (subject to receipt of necessary permits for Fekola Regional and Fekola underground).

Upon completion of construction activities at the Goose Project, the mine is expected to commence gold production in the second quarter of 2025 and contribute between 120,000 and 150,000 ounces of gold production in calendar year 2025. Over the first five full calendar years of operation from 2026 to 2030, the average annual gold production for the Goose Project is estimated to be in excess of 310,000 ounces of gold per year.

The positive PEA results on the Company’s 100% owned Gramalote Project, located in the Department of Antioquia, Colombia, outlines a significant production profile with average annual gold production of 234,000 ounces per year for the first five years of production, and strong project economics over a 12.5 year project life. As a result, B2Gold has commenced feasibility work with the goal of completing a feasibility study by mid-2025 and a $10 million budget has been approved by the Board.

Following the release of an initial Inferred Mineral Resource Estimate for the Springbok Zone, the southernmost shoot of the recently discovered Antelope deposit, located approximately three km south of the Otjikoto Phase 5 open pit at the Otjikoto Mine in Namibia, in the second quarter of 2024, the Company has commenced a PEA which is expected to be completed in the first half of 2025. Subject to receipt of a positive PEA and permit, mining of the Springbok Zone, coupled with the exploration potential of the greater Antelope deposit, could begin to contribute to gold production at Otjikoto in 2026. The Antelope deposit has the potential to supplement the processing of low-grade stockpiles at the Otjikoto Mine through 2031, with the goal of increasing gold production levels to over 100,000 ounces per year from 2026 through 2031.

The Company's ongoing strategy is to continue to maximize profitable production from its existing mines, maintain a strong financial position, realize the potential increase in gold production from the Company’s existing development projects, continue exploration programs across the Company’s robust land packages, evaluate new exploration, development and production opportunities, and continue to return capital to shareholders.
OUTSTANDING SHARE DATA
At August 8, 2024, 1,310,797,910 common shares were outstanding. In addition, there were approximately 28 million stock options outstanding with exercise prices ranging between Cdn.$3.37 to Cdn.$8.53 per share, approximately 4.3 million RSUs outstanding and approximately 5.7 million PSUs outstanding.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates. In respect of Calibre’s operations, production is presented on an approximate 14% basis in the second quarter of 2024 until June 20, 2024 (to reflect B2Gold's approximate interest in Calibre during the period).

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance for 2024; projected gold production, cash operating costs and all-in sustaining costs on a consolidated and mine by mine basis in 2024; updated total consolidated gold production of between 800,000 and 870,000 ounces (including 20,000 attributable ounces from Calibre) in 2024, with cash operating costs of between $835 and $895 per ounce and all-in sustaining costs of between $1,420 and $1,480 per ounce; B2Gold’s continued prioritization of developing the Goose Project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Project capital cost being approximately C$1,050 million and the net cost of open pit and underground development, deferred stripping, and sustaining capital expenditures to be incurred prior to first gold production being approximately C$200 million and the cost for reagents and other working capital items being C$205 million; the Goose Project producing approximately 310,000 ounces of gold per year for the first five years; the Company's consolidated gold production to be relatively consistent throughout 2024; the potential for Fekola Regional to provide saprolite material to feed the Fekola mill within three months after receipt of an exploitation license; Fekola Regional production now expected to commence at the beginning of 2025; the impact of the 2023 mining code in Mali; the potential for completion of the mill construction in the first quarter of 2025 and first gold production in the second quarter of 2025 from the Goose Project; the potential to extend Wolfshag underground mine past 2026; the potential for the Antelope Zone to contribute to the Otjikoto production profile; the timing and results of a feasibility study for the Gramalote Project; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share of Calibre’s operations. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC, and resource and reserve information contained or referenced in this MD&A may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS

William Lytle, Senior Vice President and Chief Operating Officer, a qualified person under National Instrument 43-101, has reviewed and approved the disclosure of all scientific and technical information related to operational matters contained in this MD&A. Andrew Brown, P. Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.